2004 | ANNUAL REPORT


TRANSFORMATION

IT Solutions for the Financial Services Industry

KANBAY®

PEOPLE & TECHNOLOGY: POWERING TRANSFORMATION℠


transform.

ounded in 1989, Kanbay International, Inc. (Nasdaq: KBAY) is a global IT services firm focused on the financial services industry. With nearly 000 employees, Kanbay provides its services primarily to banking institutions, insurance companies, credit service companies and capital arkets firms. The company uses a global delivery model to provide application development, maintenance and support, software package election and integration, business process and technology advice, network and system security, and specialized services. Kanbay is a CMM Level assessed company headquartered in greater Chicago with offices in the U.S., Canada, U.K., Australia, Hong Kong, Japan, Singapore and India.

A transformation is simply a change over time. Transformation, however, is not always simple, nor is it always completed in a short amount of time. Sometimes it occurs profoundly as when continents shift, with great results that literally move mountains. Sometimes transformation produces results that could only have been guessed, as in an election or a social movement, and sometimes transformation is meticulously planned to affect future generations, as when far-reaching economic decisions are made.

Change, as they say, is the constant.

This is no different for business, and this is no different for our business. Kanbay has transformed in an extraordinary way over the last year. In our transition from private to public company, we transformed from a behind-the-scenes player known by our clients to a growing organization on the public stage. We have transformed our business for renewed transparency and growth and we continue to do so by diversifying our client portfolio, adding new people and services and expanding to new locations.

And our goal is to transform our clients' organizations, too. We work across continents, time zones, languages, regulatory environments and currencies to meet our clients' objectives. We help them use technology to transform themselves, to expand into new markets, integrate new companies, and deliver new products to market.

At Kanbay, we speak of five qualities that define us and transform our clients' businesses:

Our commitment to deliver the results we promise has helped build credibility among some of the most important financial institutions in the world.

Our passion for client service breeds the partnership approach and culture we believe drives value into our enterprise, and into our clients' businesses.

Our focus ensures we are driven by objectives and that we apply the most rigorous rules to examining problems, testing solutions and deploying effective technology.

Our creativity solves problems, no matter how complex or unique.

Our courage fortifies us in the face of new technologies, business processes or organizational barriers.

These qualities are the constants from which transformation originates. They reside in our people, our culture, our model for business and in all the work we do. Throughout this report you will see how these qualities become apparent in that work.

"Our ability to achieve such dramatic, profitable growth is a testament... to our scalable business model and to the foundation of quality and process that we invested in over the past several years."

Raymond J. Spencer
Co-founder, Chairman and
Chief Executive Officer



financial highlights

(amounts in thousands, except for shares)

	2004	2003	2002
Total revenues	$182,606	$107,153	$82,589
Income from operations	31,085	8,288	3,136
Net income	27,354	11,439	2,776
Total assets	180,166	68,359	51,129
Total stockholders' equity	143,080	47,508	24,809
Income per share of common stock			
– Basic	1.02	0.68	0.30
– Diluted	0.83	0.50	0.23
Weighted average common shares outstanding	26,573,373	20,493,852	20,484,721
Weighted average common and diluted shares outstanding	33,087,554	28,964,911	29,307,560

to our stockholders:

This is our first annual report to shareholders as a public company, and I'm very pleased to say that it's been a year of singular achievement for Kanbay and a tipping point for the next generation of our growth.

Kanbay has transformed itself from a private global IT services provider, recognized for deep financial services knowledge and high value solutions, to a public entity whose value has been recognized by investors via our successful public equity offering and a strong secondary offering.

---

total revenues
(amounts in thousands)



$200,000
150,000
100,000
50,000
0
182, 606
107,153
82,589
2002
2003
2004

net income
(amounts in thousands)



$30,000
25,000
20,000
15,000
10,000
5,000
0
27,354
11,439
2,776
2002
2003
2004

total stockholders' equity
(amounts in thousands)



$160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
143,080
47,508
24,809
2002
2003
2004

"Our cross-border, cross-culture approach reveals itself in the consistent quality of work we deliver all over the world."

With all that happening, we grew our revenue by 70 percent and our revenue from third parties by 72 percent; we increased our profitability, including growing our operating margins from 7.7 percent to 17 percent. We opened a new and rapidly growing development center and added many new Kanbay associates to our global team. Our ability to achieve such dramatic, profitable growth is a testament to those associates around the globe, to our scalable business model and to the foundation of quality and process that we have invested in over the past several years. Indeed, at Kanbay, it's all about commitment, passion, focus, creativity and courage.

Our mission is to transform our clients' businesses too, through the adept application of technology within their organizations. Throughout this report you will see examples from our clients, management, associates and industry experts that demonstrate such transformation in action. Even our brand has undergone a shift with a view to expressing the Kanbay proposition more articulately—powering transformation.

Our clients' transformations are an expression of our opportunity. For example, the insurance industry is undergoing a profound shift toward new technology, not only to interface more effectively with its customers, but also to address the issue of an aging IT workforce whose knowledge retires as they do. This demographic shift, coupled with the increasing adoption of certain technologies by the insurance industry presents a tremendous opportunity for Kanbay.

The banking, credit services and capital markets industries are also undergoing various changes in consolidation and expansion that require partners who understand their business and their IT systems to move forward. With our deep domain knowledge across the financial services industry as a competitive advantage, Kanbay aims to be their partner of choice.

We continue to foster this partnership approach as part of a unique culture. At Kanbay, we go beyond stating our values; we encourage and train our associates; and we measure our own effectiveness in perpetuating those values. We have also reorganized ourselves to be more accountable to our clients, share domain knowledge and ensure consistent, disciplined delivery, regardless of geography. This transformation differentiates us more clearly from the large global consultancies we increasingly compete against.

Our cross-border, cross-culture approach reveals itself in the consistent quality of work we deliver all over the world. Ours is a truly borderless enterprise that enables Kanbay to add a higher level of value to clients. From a competency perspective, our centers around the world are microcosms of the whole, and we believe neither large global consultancies nor Indo-centric services firms can match this value. Our global delivery model is simply a better way to execute the services our clients need to gain competitive advantage, and us as well.

As such, I believe we are well positioned for the next stage of growth. Our balance sheet is strong and we recently completed the acquisition of Accurum, a specialist company that enhances Kanbay's capital markets domain expertise in the fixed income, equities, credit and derivatives segments. The Accurum acquisition also broadens Kanbay's roster of world-class financial services clients and brings in a wealth of cutting edge technology solutions.

There will, undoubtedly, be challenges this year. We need to continue to add third party revenue, organically and through new client wins. I am pleased to report that the pipeline looks healthy, and we are increasingly being considered for major projects. The outsourcing market is beginning to mature to the point where it favors deep domain expertise and a truly global model, rather than outsourcing as simply a low-cost software development proposition. That transformation can only benefit Kanbay.

Like many others in this market, we keep a close eye on wage inflation and how it impacts the ability to scale further to meet our own growth expectations and our clients' expectations. We believe our approach to hiring, which favors more experienced industry and IT professionals in India and elsewhere, is the right approach to meet these challenges. Our associate growth, our high retention rate as well as our new state-of-the-art development center in Hyderabad demonstrate our strength and scalability.

These are my priorities, and the priorities of our company. We have undergone an important transformation and 2005 is a year of execution. We are confident it will be another year of success.

I'd like to thank our Board for their guidance, our **Associates** around the globe for their great contributions, our **Clients** for their trust and friendship, and you, our **Shareholders**, for your continued confidence in us. We have solidified a strategy that can add value to our clients, our associates and to you.

Sincerely,

Raymond J. Spencer
Co-founder, Chairman and Chief Executive Officer
May 2, 2005

transformation through people

Like any other company in our business, we value people because they are the most important constant we can offer our clients. But Kanbay is different because, from day one, we have operated as a single global entity. We are not a conglomerate. We are one group that shares a common culture, whether at headquarters in Chicago, a client site in Mexico City, a development site in Chennai or a regional hub in London.

At Kanbay, our culture is the expression of our intentions as seen in our everyday actions. We are guided by our core values, our commitment to creating a fulfilling work environment and to building enduring relationships with our clients for their success. We believe that it is our culture that has created one of the highest retention rates in our industry.

Yet we must also transform ourselves. In the last year, we have nearly doubled the size of our company. We have invested in training at all levels so that we can offer the most sophisticated services to our clients, and so that our people can increase their growth potential. Many of our associates are highly qualified, not only in sophisticated technologies, but also in the industries they service. Last year Kanbay's GlobalLink methodology (KGM) earned the prestigious ISO 9001:2000 certification and our processes are CMM Level 5-assessed. These credentials are an external validation of Kanbay's knowledge and skill in the design, development and maintenance of software for enterprise and Web-based technologies.


ONSITE
OFFSITE
OFFSHORE

"Offshoring is no longer just about call centers and assembling products—it's about Western companies using the sophisticated design and management capabilities of their partners in the developing world to go where they can't go alone."

- From "Offshoring goes on the offensive," The McKinsey Quarterly 2004 Number 2. c 2004 McKinsey & Company

transforming an industry

Thus far we have been rewarded for our focus on the financial services industry—particularly in the banking, credit, insurance and capital markets segments. We can count many of the largest financial institutions in the world among our clients because we understand how those institutions work. Indeed many of our associates have worked in those industries and in those institutions.

As such, Kanbay has worked on some of the most complex financial applications in existence and brings deep technical knowledge across all manner of hardware and software. Transformation, however, is more than just mainframes and Java code. Affecting real transformation requires that we understand the role these and a myriad of other technologies play in support of business objectives.



AT CLIENT
IN REGION
ACROSS THE GLOBE

transformation through global delivery

Transformation occurs at the highest level of partnership when it is focused on delivering competitive advantage rather than efficiencies and enhancements. To this end Kanbay has developed a new model for global delivery.

We create one team with the most qualified, experienced associates regardless of location and deploy them onsite, offsite or offshore as required. That team moves and shifts as our clients' needs move and shift, and our associates work collaboratively on all phases of a client engagement, from objectives and requirements to design and coding. We share responsibilities and goals, and we share joint accountability for the projects' successes or failures.

We believe this model transforms the way business in our sector is being done. The day of the onsite project manager and the offshore developer is fading because it does not add the value that clients deserve. A unified global team benefits our clients, our associates and our shareholders.

Mahatma Gandhi famously said, "You must be the change you wish to see in the world." We would like to see our clients' enterprises change to be more productive, and our own transformation to a newly public company with new capabilities, resources and direction has placed us firmly in the position to power that change.

"Outsourcing boosted productivity growth from 2.5 percent to 2.8 percent a year from 1995 - 2002, and added over $250 billion to total output of goods and services."

- Catherine Mann, Institute for International Economics

Financial services companies are committed to their customers, and in turn, they expect the same from their business partners.

So when Kanbay takes on projects for financial services companies, such as building cost efficient service platforms for credit card companies, it does so with a commitment to bringing in the most experienced team of professionals that have the right mix of expertise in all areas of the project—from IT proficiency, to domain expertise within the specific market segment, to familiarity of the local geography.

Kanbay demonstrated this pledge to excellence with a credit card giant in the U.K. The result was a customized platform for card acquisition, billing, payment and support, including card processing, workflow and contact center applications.

With a global team spanning three continents and working 24x7, Kanbay delivered on its promises in rapid time, enabling the credit card company to roll out a successful product launch.

More than 1.4 million customers reap the benefits of those enhanced services, and both client and customers benefit from associates' single customer view, reduced call time and response time, and cost savings.

Kanbay's commitment to facilitating international expansion resulted in a platform that improves the customer experience and makes the credit card company more productive.



commitment

Anthony Vuksinic
Client Partner | Kanbay

Venkat M. Reddy
Global Domain Leader, Distributed Solutions | Kanbay

A commitment is a pledge to do something with an outcome in mind.

"For every dollar spent on foreign outsourcing to India, the United States receives at least $1.12 in benefits."

—"Who wins in offshoring," The McKinsey Quarterly 2003 Special edition: Global directions. c 2003 McKinsey & Company

Kanbay associates are passionate about the success of their clients. At the heart of this passion is a deep understanding of what makes sense for a business at a given time, and a commitment to working with the client organization to make its initiatives successful.

Kanbay has worked with some of the largest banks in the world, leading them through several major moves to expand internationally and improve their businesses. In the case of a major Asian bank that acquired several smaller banks in the late 90s through 2001, Kanbay helped plan and migrate major card portfolios onto new platforms, resulting in the ability to provide new services and simplified billing to more than a million customers.

During this engagement, the bank also took the strategic direction to outsource all of its IT operations in Singapore and Hong Kong to a third-party provider, including operation of the platform Kanbay helped design and customize. It was a shift in the orientation of services for Kanbay, but the company understood it would result in significant cost savings to its client, so Kanbay offered help in making it work for them.

It's the desire to work with clients to help them achieve their goals that makes Kanbay such a good partner. The company will do whatever it takes to help clients meet their goals, even if that means working across geographies or working with other vendors.

Kanbay continues to service this bank, delivering high quality support, enhancements and maintenance.


SINGAPORE
22 JAN
passion
"Without passion man is a mere latent force and possibility."
– Henri Frederic Amiel

Krishnappan Ramanathan
General Manager, Singapore | Kanbay

"U.S. financial institutions will invest $117.8 billion in information technology, representing growth of approximately $5 billion in IT spending over 2004."

— *TowerGroup*

All companies face roadblocks to growth. Insurance companies, which have been historically slow adopters of technology, find these roadblocks more often and are forced to catch up to other sectors in the financial services industry. This was the problem for a large personal, automobile, motorcycle and umbrella insurance provider operating in nine states across the West, Midwest, and Texas. Its major roadblock was a complex billing system that was difficult to maintain and confusing for both customers and service representatives.

Kanbay concentrated on designing a uniform billing system that was easy to understand, cost efficient to maintain and more scalable to support the company as it entered new markets or introduced new products.

Over 55 Kanbay associates with deep knowledge of the insurance business, many with LOMA and other industry certifications, worked across the U.S. and India to ensure the client organization could benefit from a cost-efficient development and testing cycle. Using a robust, iterative development methodology that included extensive user feedback and rigorous testing, Kanbay developed a customized billing system that would streamline the customer and service representative experience. Kanbay replaced the legacy systems in three western states on time and on budget. The billing system was designed with the flexibility to handle other state requirements, which has enabled the company to begin migrating its largest customer base to the new platform.

The focused simplicity of the new system has resulted in more accurate billing and improved customer satisfaction. The client feels that Kanbay's concentrated efforts have placed a foundation for new products and looks forward to expansion into new markets, meaning a major roadblock to growth has been removed.


SUBMIT
EW ACCNT.
focus

"Concentration is the secret of strength." – *Ralph Waldo Emerson*

Jason Abel
Client Partner | Kanbay

"By 2008, spending on IT services delivered via global sourcing (near-shore and offshore) will surpass $50 billion (0.8 probability)." - *Gartner Research "Gartner on Outsourcing, 4Q04", December 2004*

HSBC Installment Lending Group serves more than three million customers in the U.S. and Canada. More than 10,000 people operate the loan origination system every day, handling every aspect of the loan process, from acquisition, processing and underwriting, to loan fulfillment and customer service.

The "thick client" design of the system is functionally very rich and supports the business well. However, in order to increase flexibility and speed to market with new products, options including migrating to Java and obtaining package software are being considered. Traditional rewrite and package solutions would not only lose much of the functional richness that has been built into the system over the years, but would also cause more interruption to the business.

"The option of gradually migrating the system to HSBC's Java environment is attractive," said Steve Matasek, Senior Director of Business Systems, Installment Lending Group, HSBC. "What we needed to figure out was how to build a bridge without disrupting the business.

"We asked Kanbay to think creatively about how we could mitigate the risk associated with a migration and retain all the features our business values in the current system. Then we asked Kanbay to demonstrate how it would work in a real-world environment."

Kanbay is now working in close partnership with HSBC to form a low-risk migration strategy that could be executed in several phases using some of the most advanced technologies for exchanging information in a large, distributed environment.

"Essentially, Kanbay helped prove we could connect the current system to a new platform and move information from one to the other with no disruption," added Matasek. "It is this creative approach to problem solving that I value in addition to Kanbay's technology and financial services knowledge." HSBC Installment Lending Group is in the process of refining the strategy as an option to implementing a new system that will allow it to reduce its overall cost of operations and speed the time to market for new products.


creativity

"Creativity involves breaking out of established patterns to look at things in a different way."

– Edward De Bono

Steve H. Matasek
Senior Director of Business Systems | Installment Lending Group, HSBC

Anup V. Vijayan
Lead Consultant | Kanbay

In some instances, technology moves markets.

One of these instances is a leading technology platform that investment management companies around the globe use to calculate the values of their portfolios. Performed every day in an airtight processing window, this critical calculation produces the net asset values of investment funds that are relied upon by millions of investors.

So when the company that developed this technology was looking for a partner to help engineer the next generation of this high-performance application, it sought an organization with world-class technological capabilities and deep experience in the specific area of investment management.

Kanbay had these attributes. Combining relevant technical expertise with a practical understanding of how the investment industry functions, Kanbay was viewed as the right partner. Kanbay is now working diligently with this client to enhance the functionality of the application and accelerate its evolution to a service-oriented architecture.

As a partner across continents, Kanbay is helping this client to advance its leadership position by delivering greater value to its investment management clients.


courage

"Decision is the courageous facing of issues, knowing that if they are not faced, problems will remain forever unanswered." – *Wilfred A. Peterson*

Shantala Sadananda
Client Partner | Kanbay

executive officers



left to right:

Roy K. Stansbury
Executive Vice President – Global HSBC Services

Jean A. Cholka
Executive Vice President – Global Sales, Marketing & Strategy

William F. Weissman
Executive Vice President, Chief Financial Officer and Secretary

Shrihari Gokhale
Executive Vice President – Global Client Services

Cyprian D'Souza
Chief People Officer

Aparna Umakant Katre
Executive Vice President – Global Business Innovation

Raymond J. Spencer
Co-Founder, Chairman and Chief Executive Officer

Kanbay International, Inc. (the "Company") has a Conflict of Interest and Business Ethics Policy applicable to all associates of the Company. The Chief Executive Officer, Chief Financial Officer and Controller of the Company (the "Senior Financial Officers") are bound by the provisions set forth therein relating to business ethics, confidentiality, conflicts of interest, compliance with laws and accounting standards and documentation. In addition to the Conflict of Interest and Business Ethics Policy, the Senior Financial Officers are subject to the additional specific provisions set forth below.

1. The Senior Financial Officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports to be filed by the Company with the Securities and Exchange Commission. Accordingly, it is the responsibility of each Senior Financial Officer promptly to bring to the attention of the General Counsel and the Audit Committee any untrue statement of a material fact and any omission of a material fact of which he or she may become aware pertaining to information that (a) affects the disclosures made by the Company in its public filings or (b) must otherwise be disclosed pursuant to the Company's policies and procedures regarding accounting standards and documentation.

2. Each Senior Financial Officer shall promptly bring to the attention of the General Counsel and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves any associate who has a significant role in the Company's financial reporting, disclosures or internal controls.

3. Each Senior Financial Officer shall promptly bring to the attention of the General Counsel and the Audit Committee any information he or she may have concerning any violation of the Conflict of Interest and Business Ethics Policy or of this Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships involving any associate who has a significant role in the Company's financial reporting disclosures or internal controls.

4. Each Senior Financial Officer shall promptly bring to the attention of the General Counsel and the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any associate or agent thereof.

5. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code of Ethics by the Senior Financial Officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Ethics, including disciplinary action up to and including termination of employment. In determining what action is appropriate in a particular case, the Board of Directors or its designee shall take into account all relevant information, including (a) the nature and severity of the violation, (b) whether the violation was a single occurrence or repeated occurrences, (c) whether the violation appears to have been intentional or inadvertent, (d) whether the individual in question had been advised prior to the violation as to the proper course of action, (e) whether or not the individual in question had committed other violations in the past, and the penalties imposed, if any, in the past for comparable violations, and (f) any other factors deemed relevant by the Board of Directors.

This Code of Ethics may be amended, modified or waived only by the Board of Directors of the Company. Any such amendments, modifications or waivers are required to be disclosed to stockholders and the public by the Securities Exchange Act of 1934, as amended, and the rules thereunder and the applicable rules of The NASDAQ Stock Market.

Dated: July 22, 2004

board of directors



left to right:

Kenneth M. Harvey
(2) (4), Group Chief Information Officer of HSBC Holdings plc, Banking Firm

B. Douglas Morriss
(2) (3), Chairman and CEO, Morriss Holdings Inc., Investment Firm

Michael E. Mikolajczyk
(3) (4), Managing Director, Catalyst Capital Management, LLC

Mark L. Gordon
(1) (2), Chairman, Gordon & Glickson LLC, Law Firm

Donald R. Caldwell
(1) (3) (4), Chairman, Cross-Atlantic Capital Partners, Inc., Venture Capital Fund Managers

Cyprian D'Souza
Chief People Officer, Kanbay International, Inc.

Raymond J. Spencer
(1), Co-founder, Chairman and Chief Executive Officer, Kanbay International, Inc.

Harry C. Gambill
President and Chief Executive Officer, TransUnion LLC (not pictured)

Legend

(1) Executive Committee

(2) Nominating and Corporate Governance Committee

(3) Audit Committee

(4) Compensation Committee

Contacting the Kanbay Board of Directors

For reporting comments about Kanbay's accounting, internal accounting controls, auditing matters or other concerns to the board of directors or to the audit committee, write to Kanbay Board of Directors, Kanbay International, 6400 Shafer Court Rosemont, Illinois 60018 [USA], call +1 847 384 8850 or send an email to ir@kanbay.com

message from the CFO

2004 was truly an outstanding year for Kanbay. We made great strides towards achieving our objectives of diversifying our client base through growing revenues from third party clients and rapidly improving our operating margins. Our revenues from third parties grew by 72 percent over 2003, contributing to our overall growth in revenues of 70 percent over 2003. The success in this area is attributable to the investments we made in sales and marketing over the past 18 months and is also reflective of the strong demand for our services in each of the financial services markets we support—banking, credit, insurance and capital markets. We added several key new clients in 2004 while continuing our strong track record of retaining and growing existing client relationships.

Our operating income nearly quadrupled, going from $8 million in 2003 to $31 million in 2004. Operating margins grew from 7.7 percent in 2003 to 17.0 percent in 2004, driven by strong gross margins and realizing economies of scale on our support infrastructure. We were able to improve our gross margins primarily by delivering more of our services from our centers in India which earn higher gross margins. With approximately 80 percent of our technical staff located in India, we continue to be leaders in performing high value solutions delivered primarily offshore. As we have grown, we have also been able to better leverage our overhead costs, which has contributed to operating margin growth.

With $27 million in cash generated from operating activities and the proceeds of our initial public offering, our balance sheet has strengthened dramatically in 2004, resulting in an ending balance in cash and investments of $92 million. We are well positioned to handle future cash requirements including the continued build out of our Pune and Hyderabad campuses in India. We anticipate capital expenditures of approximately $30 million in FY05, most of which will be spent on the expansion of these campuses.

I also want to emphasize our ongoing focus on corporate governance at Kanbay. We have a strong team of internal and external resources dedicated to ensuring that Kanbay is in compliance with Sarbanes-Oxley Section 404 by the end of FY05 as required by the Securities and Exchange Commission. This team is working diligently to ensure that our critical internal control processes are thoroughly documented and tested. Kanbay is committed to ensuring strong corporate governance through maintaining excellent internal controls supported by a very active audit committee and board of directors.

We are very pleased with the performance of Kanbay in 2004 and are committed to continuing to build on the foundation that has been set for sustained growth and improved profitability.

William F. Weissman
Chief Financial Officer

Selected Financial Data

The following table presents selected historical consolidated financial data as of, and for the years ended, December 31, 2000, 2001, 2002, 2003, and 2004, which has been derived from our audited consolidated financial statements. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes for the years ended December 31, 2002, 2003 and 2004, which are included in the audited consolidated financial statements.

	2004	2003	2002	2001	2000
Consolidated statements of operations data:					
Net revenues—related parties	$120,377	$ 70,942	$50,253	$38,001	$ 14,377
Net revenues—third parties	62,229	36,211	32,336	31,653	43,144
Total revenues	182,606	107,153	82,589	69,654	57,521
Cost of revenues	96,139	58,675	46,977	39,786	34,526
Gross profit	86,467	48,478	35,612	29,868	22,995
Selling, general and administrative expenses:					
Sales and marketing expenses	17,501	11,420	6,129	7,176	7,464
General and administrative expenses	30,958	24,072	22,056	21,368	22,703
Stock compensation expense	1,179	1,354	1,571	2,521	1,652
Total selling, general and administrative expenses	49,638	36,846	29,756	31,065	31,819
Depreciation and amortization	5,712	3,308	2,682	2,437	2,171
(Gain) loss on sale of fixed asset	32	36	38	57	(9)
Income (loss) from operations	31,085	8,288	3,136	(3,691)	(10,986)
Other income (expense):					
Interest expense and other, net	431	(347)	(332)	(296)	(1,364)
Equity in earnings of affiliate(1)	2,517	2,046	2,241	861	29
Loss on investment	—	—	—	(644)	—
Income (loss) before income taxes	34,033	9,987	5,045	(3,770)	(12,321)
Income tax expense (benefit)	6,679	(1,452)	226	18	(11)
Income (loss) before cumulative effect of accounting change	27,354	11,439	4,819	(3,788)	(12,310)
Cumulative effect of accounting change(2)	—	—	(2,043)	—	—
Net income (loss)	27,354	11,439	2,776	(3,788)	(12,310)
Dividends on preferred stock	(277)	(608)	(608)	(608)	(610)
(Increase) decrease in carrying value of stock subject to repurchase	—	3,063	4,077	(676)	(864)
Income (loss) available to common stockholders	$ 27,077	$ 13,894	$ 6,245	$(5,072)	$(13,784)
Income (loss) per share of common stock(3):					
Basic	$ 1.02	$ 0.68	$ 0.30	$ (0.25)	
Diluted	0.83	0.50	0.23	(0.25)	
The composition of stock compensation expense is as follows:					
Cost of revenues	$ 488	$ 573	$ 772	$ 728	$ 75
Sales and marketing expenses	201	256	260	261	119
General and administrative expenses	490	525	539	1,532	1,458
	$ 1,179	$ 1,354	$ 1,571	$ 2,521	$ 1,652
Consolidated balance sheet data:					
Cash and cash equivalents	$ 29,126	$ 17,419	$10,127	$ 5,340	$ 4,655
Working capital	72,011	12,618	7,117	2,891	4,025
Total assets	180,166	68,359	51,129	41,974	41,381
Long-term debt	—	—	1,761	2,668	1,428
Preferred stock	—	3	3	3	3
Total stockholders' equity	143,080	47,508	24,809	14,593	17,521

(1) On November 30, 2000, we acquired a 49.4% interest in SSS Holdings Corporation Limited (SSS) in exchange for 2,086,697 shares of our common stock valued at approximately $15.9 million. As of December 31, 2004, we owned approximately 49.0% of SSS. We account for SSS under the equity method of accounting.

(2) Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 does not permit goodwill and indefinite-lived intangible assets to be amortized. Upon adoption of SFAS No. 142, we recorded a non-cash charge of $2.0 million to reduce the carrying value of goodwill. This non-cash charge was recorded as a cumulative effect of an accounting change. If we had applied SFAS No. 142 retroactively as of January 1, 2000, our net income (loss) would have been $(12.0 million) in 2000 and $(2.4 million) in 2001.

(3) For the period from January 1, 1999 through August 23, 2000, we operated as a Delaware limited liability company (LLC). On August 24, 2000, we converted from a LLC into a Delaware C corporation when all members exchanged their common and preferred units in the LLC for an equivalent number of shares of our common and preferred stock. Income (loss) per share of common stock and average shares outstanding is presented for the years during which we operated as a C corporation.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this report. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report.

Overview We are a global provider of information technology services and solutions focused on the financial services industry. We combine technical expertise with deep industry knowledge to offer a broad suite of services, including business process and technology advice, software package selection and integration, application development, maintenance and support, network and system security and specialized services, through our global delivery model. We focus on the financial services industry and provide our services primarily to four industry groups with whom we work—credit services, banking, capital markets and insurance.

Revenues increased to $182.6 million in 2004, from $107.2 million in 2003 and $82.6 million in 2002. Net income increased to $27.4 million, or $0.83 diluted earnings per share in 2004, from $11.4 million and $2.8 million, or $0.50 and $0.23 diluted earnings per share, in 2003 and 2002, respectively. Revenues increased in each industry group we serve and the increases were particularly strong in the insurance and capital markets industries. Revenues from both related parties and third parties have increased in 2004 over the prior year. The majority of our services continue to be provided to clients in North America. Approximately 86% of our revenues came from work performed in North America, 10% from Asia/Pacific and 4% from Europe in 2004.

Our income from operations increased to $31.1 million in 2004, compared to $8.3 in 2003 and $3.1 in 2002. As a percentage of revenues, income from operations increased to 17.0% in 2004, from 7.7% and 3.8% in 2003 and 2002, respectively. The growth was primarily due to higher gross margins and a decrease in selling, general and administrative expenses as a percentage of revenue. Gross margins increased primarily due to an increase in the amount of our services delivered from our offshore delivery centers in India, which yield higher gross margins than services performed at our onsite and offsite locations. Our selling, general and administrative expenses have decreased as a percentage of revenue as our basic support infrastructure, including finance, human resources and IT support functions, enabled us to increase our volume of activity with limited increases in expenditures.

Initial Public Offering On July 27, 2004, we completed the initial public offering of shares of our common stock. In connection with our initial public offering, we issued and sold 5,362,500 shares of common stock and Household Investment Funding, Inc. ("HIFI"), which is our largest stockholder and an affiliate of our largest client, Household International, sold 1,787,500 shares of common stock at an offering price of $13.00 per share. On August 4, 2004, certain other stockholders sold 1,072,500 shares of common stock at the initial public offering price of $13.00 per share upon the exercise of the underwriters' over-allotment option. We did not receive any proceeds from the sale of the 1,787,500 shares sold by HIFI or the 1,072,500 shares sold by other selling stockholders pursuant to the underwriters' over-allotment option. After deducting underwriting discounts, commissions and offering-related expenses, the initial public offering resulted in net proceeds to us of approximately $60 million.

Secondary Public Offering On December 13, 2004, we completed a secondary public offering of shares of our common stock. In connection with this offering, certain of our stockholders, including HIFI and certain members of our management team, sold 5,000,000 shares of common stock at a public offering price of $26.50 per share. On December 28, 2004, certain of these selling stockholders sold an additional 750,000 shares of common stock at the public offering price of $26.50 per share upon the exercise of the underwriters' over-allotment option. We did not receive any proceeds from this secondary public offering.

Accurum Acquisition On March 3, 2005, we acquired Accurum, Inc., an IT services provider to the capital markets industry. Accurum provides application development, enterprise application integration, web services, data warehousing and quality assurance and testing within the front and middle office of capital markets firms, including sales and trading, risk management and research. We expect that this acquisition will complement the solutions that we offer to our capital markets clients in the areas of asset management, investment banking and securities trading. Accurum has 169 employees worldwide, located in offices in New York and New Jersey and a solution center in Chennai, India. The purchase price consisted of a $5 million closing payment, subject to certain adjustments, plus contingent payments of up to $7 million payable upon the achievement of certain performance targets. Accurum will continue to operate under its own name as a wholly-owned subsidiary of ours.

Sources of Revenues Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price basis are recognized pursuant to the proportionate performance method. In addition, our service level agreements call for us to provide a fixed number of hours of service per year, but do not have defined deliverables. Revenues from these agreements are also recognized in accordance with the proportionate performance method. Most of our client contracts, including those that are on a fixed-price basis, can be terminated with or without cause on 30 to 90 days notice. All services provided by us through the date of cancellation are due and payable under the contract terms. Because we bear the risk of cost overruns and inflation with respect to fixed-price projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs. Losses on contracts, if any, are provided for in full in the period when determined. In order to manage these risks, we have a strictly enforced process for approval of project estimates during the preparation of engagement proposals. We then closely monitor the progress on all projects and account relationships.

Our decision to focus on the financial services industry has allowed us to develop a high level of expertise in the markets we serve, which has played an important role in our growth in recent years. We have been particularly successful in enhancing our ability to serve the credit services market through the development of our knowledge of the systems, processes and business issues specific to this market. We continue to focus on further developing our capabilities in the other financial services markets we serve, through training programs and the hiring of industry experts. Because of the size of the financial services industry and the projected compound annual growth rate of approximately 6.4% in global IT services spending within the financial services industry, we believe there is significant opportunity to expand our business. However, we also believe we will be facing increased competition. Many IT services firms have obtained or are obtaining an offshore delivery capability to be more competitive on price and many clients and potential clients are developing an internal offshore capability. While this is a challenge, we believe we can limit the impact by continuing the development of our technical and business knowledge in the markets we serve. This is evidenced by the fact that some of our largest clients have had an internal offshore capability in place for many years but continue to use our services because of our technical capability and industry expertise.

Revenues from services provided on a time-and-materials basis are derived from the rates at which we bill our clients and the number of billable hours in a period. The number of billable hours in a period is impacted by the number of technical professionals on staff and employee utilization. We define employee utilization as the total billable hours divided by the total available hours of our professionals.

We also generate revenues through the sale of third party software licenses and related maintenance contracts. Revenues from these sources accounted for $9.2 million of our revenues in 2004. These revenue levels have remained relatively constant in recent years, while services revenues have grown. Consequently, revenues from the sale of third party software licenses and related maintenance contracts have gradually declined as a percentage of total revenues, decreasing from 11.9% in 2000 to 5.0% in 2004. We provide software development services to our clients, but we do not develop software for sale or license to our clients or other third parties. The software development services we provide involve software that is owned by our clients and we provide our services in exchange for a fee.

Revenues from our largest client, Household International, have grown significantly, increasing from $31.3 million in 2001 to $101.6 million in 2004. This growth has been driven by rapid expansion at Household International and the acquisition of Household International by HSBC Holdings plc in March 2003.

By employing our relationship development methodology, we have successfully retained and grown many of our long term client relationships. This has enabled us to effectively grow our business and expand our industry knowledge. However, it has also resulted in a high customer concentration. In order to drive additional growth and reduce our dependence on a small number of clients, we have made significant investments in business development, including the creation of a dedicated business development team focused exclusively on generating engagements with new clients. Our spending on business development grew from $6.1 million in 2002 to $17.5 million in 2004, a 186.9% increase.

Many companies have been forced to reduce their IT project spending, resulting in pricing pressures within the IT service market. As a result, we have experienced pricing pressure which has had an adverse effect on our revenues, gross margins and net income. However, we believe that our in-depth knowledge of the processes and applications in the areas of the financial services industry that we serve has partially shielded us from pricing pressure. Despite some pricing pressure, we increased our gross margins and net income in each of 2002, 2003 and 2004 by improving our employee utilization and performing more of our services at our delivery centers in India, which yield significantly higher gross margins than services performed at client sites or at our offices located outside of India. Our gross margins in 2002, 2003 and 2004 were 43.1%, 45.2% and 47.4%, respectively. While the market conditions that impact our pricing are difficult to predict, we do not expect a material impact, either positive or negative, on our pricing in 2005.

Our actual billing rates are impacted by the type and size of our engagements. For example, we typically charge higher rates on complex development projects than we do on maintenance projects. Also, we may discount larger engagements as compared to comparable engagements of a smaller size. Our marketing efforts are not concentrated on a particular type or size of engagement. Therefore, it is difficult to predict the impact that new engagements will have on our average billing rates.

Cost of Revenues and Gross Profit Our cost of revenues consists primarily of the cost of salaries, payroll taxes and employee benefits for our technical professionals, including quality assurance personnel and certain client relationship management personnel. Also included in cost of revenues are the travel costs of these employees, fees for subcontractors working on client engagements, the communications costs associated with connectivity to our clients and the purchase of products for resale.

The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and our offices located outside of India. Services performed at client sites or our offices located outside of India typically generate higher revenues per-capita at lower gross margins than the same services performed at our delivery centers in India. As a result, our total revenues, cost of revenues and gross profits in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed in India. We hire subcontractors on a limited basis from time to time to supplement our technical staff. In 2004, approximately 6.3% of our cost of revenues was attributable to subcontracting costs. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

We charge our related parties, Household International and Morgan Stanley, rates that are consistent with those charged to other clients, with an appropriate level of discount for volume. The ratio of offshore to onsite employees staffed on our engagements with Household International varies for each engagement. Consequently, some of those engagements result in gross margins that are at or above our average gross margins, while others result in gross margins that are at or below our average gross margins. In 2004, our average gross margins on our engagements with Household International were slightly above our average gross margins. Our engagements with Morgan Stanley are not staffed with a high ratio of offshore to onsite employees. As a result, our average gross margins on our engagements with Morgan Stanley are usually below our average gross margins.

Under the consulting agreement with Household International, we perform a broad range of information systems services for various business units within the HSBC Group. Under the consulting agreement with Morgan Stanley, we perform systems analysis and design, computer programming and other consulting services. The services provided, economic terms and the other provisions of these agreements are similar to those prevailing with unrelated parties.

According to Hewitt Associates, salary levels of software development professionals in India rose 11.2% in 2002, 13.7% in 2003 and 14.5% in 2004. This is the result of the strong demand for these professionals in India. Salary increases in the other regions in which we operate have been more reflective of increases in the costs of living. We anticipate that salaries for software development professionals in India will continue to rise at those levels in the foreseeable future. In 2002, 2003 and 2004, our gross margins increased despite these salary increases because of increases in the amount of services performed at our delivery centers in India and increased utilization of our IT professionals. However, we believe we are now operating at near optimal levels in these areas of efficiencies. We believe we will be able to command higher billing rates and maintain our gross margins in the future if we continue to strengthen our financial services industry expertise.

Our revenues and gross profits are also impacted by our ability to efficiently manage and utilize our employees. As of December 31, 2004, we had 3,708 employees, of which 3,243 were technical professionals. We manage employee utilization by continuously monitoring project requirements and timetables to ensure that we have effectively staffed our projects to meet our clients' needs. The number of employees assigned to a project will vary according to the size, complexity, duration and demands of the project. An unanticipated termination of a significant project could cause us to experience a higher than expected number of unassigned IT professionals, thereby lowering IT professional employee utilization. In addition, we do not fully utilize our IT professionals when they are enrolled in training and educational programs. In 2004, 2003 and 2002, utilization rates for our Indian employees were 74.0%, 74.0% and 70.0%, respectively, and utilization rates for our onsite employees were 89.3%, 85.8% and 81.5%, respectively.

Selling, General and Administrative Expenses Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs as well as stock compensation expense. Selling, general and administrative expenses as a percentage of revenue were 36.0%, 34.4% and 27.2% in 2002, 2003 and 2004, respectively.

Other Income and Expense Other income and expense includes interest income, interest expense, foreign currency exchange gains and losses, equity in earnings of affiliate and provisions for losses on investments. Foreign currency gains and losses are generated primarily by fluctuations of the Indian rupee against the U.S. dollar. As explained in note 1 to our audited consolidated financial statements, our Indian subsidiary's functional currency is the U.S. dollar, which results in non-monetary assets and liabilities being translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. This may result in gains or losses which are reflected in other income.

We own 49.0% of SSS Holdings Corporation Limited ("SSS"), which is a Liverpool, England based IT services firm that focuses primarily on the securities industry with revenues earned predominantly in the United Kingdom. Because we own less than 50% of SSS, its results of operations are not consolidated into our financial results. Our share of the earnings of SSS is accounted for under the equity method of accounting for investments in common stock, which is described in more detail in note 4 to our audited consolidated financial statements.

Income Tax Expense Our net income earned from providing services is subject to tax in the country in which we perform the work. We have benefited from net operating loss carry forwards in the United States, the remaining balance of which was used in 2003. Currently, we benefit from the tax holidays in India, which are available to export-oriented IT services firms. As a result of these net operating loss carry forwards and tax holidays, our operations have been subject to minimal tax liabilities. With the net operating loss carry forwards in the United States no longer available, our effective tax rate increased to approximately 20% in the fourth quarter of 2003. Our exact effective tax rate in future periods will vary based on our geographic earnings. Our tax holidays in India will phase out partially on March 31, 2005 and will phase out completely on March 31, 2009. Once these holidays begin to phase out, our effective tax rate will materially increase.

Critical Accounting Policies, Estimates And Risks

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

On an ongoing basis, we evaluate our estimates. The most significant estimates relate to the allowance for doubtful accounts, reserves for employee benefits, income taxes, depreciation of fixed assets and long-lived assets and the recognition of revenue and profits based on the proportionate performance method of accounting for fixed-bid contracts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could vary from the estimates and assumptions used in the preparation of the accompanying financial statements.

We market our services internationally and most of our technical professionals are located in India. As a result, we may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic conditions. Additional risks associated with international operations include difficulties in the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition Our service contracts are entered into on either a time-and-materials or fixed-price basis. Our fixed-price contracts primarily relate to application development and enhancement projects. Revenues related to time-and-materials contracts are recognized as the service is performed. Revenues related to fixed-price contracts are recognized as the service is performed using the proportionate performance method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost.

In general, fixed-price contracts are cancelable subject to a specified notice period. All services provided by us through the date of cancellation are due and payable under the contract terms. We issue invoices related to fixed-price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the proportionate performance method of accounting, are recognized as either unbilled or deferred revenue. We do not incur significant up-front costs associated with these fixed-price contracts, and all costs related to the services provided are expensed as incurred. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs or dates. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the financial reporting period in which the change in estimate becomes known, and any anticipated losses on contracts are recognized immediately. Warranty provisions exist under some contracts, which generally exist for a period ranging from 30 to 90 days past contract completion. If warranty provisions exist, they are included in the total estimated cost when we calculate proportionate performance. However, a reserve is not maintained as the amounts of such potential warranty obligations are not material. Our failure to estimate accurately the resources and time required for a fixed-price project, or our failure to complete our contractual obligations within the time frame committed, could have a material adverse effect on our business, operating results and financial condition. We carefully monitor fixed-price projects. Project managers periodically submit percentage of completion data to our accounting department, which then makes any necessary adjustments. Our fixed-price contract estimates have been accurate in the past, properly reflecting revenue as it was earned.

In addition, certain contracts, which we refer to as service level agreements, call for us to provide a fixed number of hours of service per year, but do not contain defined deliverables. Revenues from these agreements are also recognized in accordance with the proportionate performance basis.

Our Australian subsidiary sells third party software licenses and maintenance agreements for the support of those products. Revenues from the sale of third party licenses are recognized in the financial reporting period in which the licenses are delivered. Maintenance agreements generally cover a period of 12 months from the date of sale. Revenues from maintenance contracts are amortized over the term of the agreement. The unrecognized portion of the revenue at the end of each period is recorded as deferred revenue.

Foreign Currency Translation The assets and liabilities of our Canadian, Asian and European subsidiaries are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For our Indian subsidiary, the functional currency is the U.S. dollar. Because our sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between the Indian and U.S. entities. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain or loss is included in other income. A 5.0% decrease in the value of the U.S. dollar against the Indian rupee would result in a reduction in other income of approximately $2.9 million based on our current operations.

Allowance for Doubtful Accounts We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. Our allowance for doubtful accounts is determined by evaluating the credit-worthiness of each client and the size and aging of our receivables. A significant portion of our receivables are due from a few clients with very strong credit ratings and with whom we have a good payment history. As we attempt to diversify our client base, we will continue to evaluate our method of determining our allowance for doubtful accounts to ensure that we are maintaining appropriate balances. Our allowance for doubtful accounts as of December 31, 2004 was $1.1 million, which represented 4.4% of our gross receivables. If actual defaults are higher than our historical experience, our allowance for doubtful accounts may be insufficient to cover the uncollectible receivables, which would have an adverse impact on our operating results in the period of occurrence.

Income Taxes We record a valuation allowance to reduce our deferred tax assets to the amount that we expect to realize. Our allowance as of December 31, 2004 was $2.3 million. While we have considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Similarly, if we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Our Indian subsidiary, Kanbay Software (India) Limited ("KSIL"), is an export-oriented company, which, under the Indian Income Tax Act of 1961, is entitled to claim various tax holidays for a period of 10 years with respect to its export profits. Substantially all of the earnings of KSIL are attributable to export profits and, therefore, are currently entitled to a 100% exemption from Indian income tax. This exemption resulted in decreases in our income tax expense of $5.1 million, $1.7 million and $655,000 in 2004, 2003 and 2002, respectively, when compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any. The tax holidays will phase out partially on March 31, 2005. We expect our effective tax rate to increase by approximately 2.8% as a result. The remainder of the holidays will remain in place until March 31, 2009, at which time our effective tax rate would increase by approximately 14.0%. Recently, the Government of India has disallowed these tax exemptions for certain software companies and required the companies to pay additional taxes. Although we believe that we have complied with and are eligible for our tax holidays and taxable income deduction, we cannot be certain that the Government of India will not attempt to disallow our tax holidays or taxable income deduction or require us to pay additional taxes. The exact impact of the phase out of the tax holidays will vary based on our growth in India and would be negatively affected if the Government of India disallows our tax holidays or requires us to pay additional taxes. We have and will continue to use the earnings of KSIL for expansion outside of the United States instead of repatriating these earnings to the United States. Accordingly, pursuant to Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes—Special Areas," we do not accrue taxes on the repatriation of earnings from KSIL. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings.

Employee Benefits Our U.S. subsidiary maintains a self-funded medical plan with stop loss insurance coverage to limit our exposure under the plan. We maintain an accrual for unpaid claims that is estimated based on the weighted average of recent claims.

Results of Operations

The following table sets forth the items in our consolidated income statements as a percentage of revenues for the periods presented.

	Years ended December 31,		
	2004	2003	2002
Consolidated statements of operations data:			
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	52.6	54.8	56.9
Gross profit	47.4	45.2	43.1
Selling, general and administrative expenses:			
Selling and marketing expenses	9.6	10.6	7.4
General and administrative expenses	17.0	22.5	26.7
Stock compensation expense	0.6	1.3	1.9
Total selling, general and administrative expenses	27.2	34.4	36.0
Depreciation and amortization	3.1	3.1	3.3
Income from operations	17.0	7.7	3.8
Other income (expense):			
Interest expense	—	(0.2)	(0.5)
Interest income	0.4	—	—
Foreign exchange gain (loss)	(0.1)	(0.1)	0.1
Equity in earnings of affiliate	1.4	1.9	2.7
	1.7	1.6	2.3
Income before income taxes and cumulative effect of accounting change	18.7	9.3	6.1
Income tax expense (benefit)	3.7	(1.4)	0.3
Income before cumulative effect of accounting change	15.0	10.7	5.8
Cumulative effect of accounting change	—	—	(2.4)
Net income	15.0%	10.7%	3.4%

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues Our revenues increased by $75.4 million, or 70.3%, from $107.2 million in 2003 to $182.6 million in 2004. Of the $75.4 million increase, $49.4 million resulted from increased sales to related parties, while third party sales increased by $26.0 million during 2004. Revenues increased in 2004 over the prior year due to a $73.5 million increase in service revenues and a $1.9 million increase in product revenues. Of the $73.5 million increase in service revenues, $75.4 million resulted from increased billable hours as a result of hiring additional technical professionals and $922,000 resulted from increased utilization in 2004 over the prior year; however, these increases were offset in part by $2.8 million due to a decline in our average bill rates in 2004 as compared to the prior year. Our actual bill rates are impacted by the type, size and duration of our engagements. For instance, we typically charge higher rates on complex development projects and lower rates on maintenance projects.

Cost of Revenues Our cost of revenues increased by $37.4 million, or 63.7%, from $58.7 million in 2003 to $96.1 million in 2004. Of the $37.4 million increase, $35.4 million resulted from increased services sold during the current year and $2.0 million resulted from increased product sales. The increased service cost was primarily due to an increase in the number of technical professionals, which increased from 2,001 as of December 31, 2003 to 3,243 as of December 31, 2004, resulting in a $33.8 million increase in cost of revenues. Salary and benefit increases in 2004 over the prior year contributed an additional $985,000. Also, an increase in the average exchange rate of the Indian rupee resulted in an additional $631,000 to cost of revenues in 2004 compared to 2003.

Gross Profit Our gross profit increased by $38.0 million, or 78.4%, from $48.5 million in 2003 to $86.5 million in 2004. As a percentage of revenue, our gross margin increased from 45.2% in 2003 to 47.4% in 2004. Gross margins increased primarily due to an increase in the amount of our services delivered from our offshore delivery centers in India, which yield higher gross margins, and cause increased utilization of our technical staff.

Selling, General and Administrative Expenses Sales and marketing expenses increased by $6.1 million, or 53.5%, from $11.4 million in 2003 to $17.5 million in 2004. This increase is the result of our significant investment in our business development operation since 2003, which is designed to facilitate future growth and add new clients. As part of this investment, we hired additional sales and marketing staff, which added approximately $5.3 million in salary and benefit costs in 2004 over the prior year. As a percentage of revenue, sales and marketing expenses decreased from 10.6% in 2003 to 9.6% in 2004.

General and administrative expenses increased by $6.9 million, or 28.6%, from $24.1 million in 2003 to $31.0 million in 2004. The increase is attributable to a $2.2 million increase in rent and facility costs, a $2.0 million increase in recruiting, utilities and other general administrative costs, a $1.4 million increase in salary, benefit and employee related expenses, a $560,000 increase in professional services and a $700,000 increase in bad debt expense. We are expanding our capacity in India to meet future demand for our service offerings. During 2004, our facility expansions in Hyderabad and Pune, India resulted in increases to our rental, general office and utility costs over the prior year. Our professional service fees increased in 2004 compared to 2003, primarily due to an increased use of outside experts on legal, accounting and tax related matters relating to our initial public offering. Our bad debt expense increased in 2004 as a result of a slow down in the payment cycle for one of our largest clients. As a percentage of revenue, general and administrative expenses decreased from 22.5% in 2003 to 17.0% in 2004. General and administrative expenses have decreased as a percentage of revenue as our basic support infrastructure, including finance, human resources and IT support functions, enabled us to increase our volume of activity with limited increases in expenditures.

Depreciation and Amortization Depreciation and amortization increased by $2.4 million, or 72.7%, from $3.3 million in 2003 to $5.7 million in 2004. The increase was primarily attributable to additions to computer equipment and software, leasehold improvements and furniture and fixtures at our Hyderabad and Pune facilities, which accounted for $2.2 million of the increase.

Income from Operations Income from operations increased by $22.8 million, or 274.7%, from $8.3 million in 2003 to $31.1 million in 2004. As a percentage of revenue, income from operations increased from 7.7% in 2003 to 17.0% in 2004. This was the result of an improvement in gross margin and a reduction in selling, general and administrative expenses and depreciation and amortization as a percentage of revenue.

Other Income and Expense Interest income increased $620,000, from $39,000 in 2003 to $659,000 in 2004, due to the purchase of marketable security investments in July 2004 with the proceeds received from the initial public offering of shares of our common stock. Interest expense decreased by $270,000, or 94.1%, in 2004 compared to 2003, as a result of the repayment of our outstanding long term debt in 2003. Equity in earnings of affiliate increased $471,000, from $2.0 million in 2003 to $2.5 million in 2004, due to improved operating performance of SSS Holdings Limited in 2004. Foreign currency exchange loss increased by $120,000, from a loss of $120,000 in 2003 to $240,000 in 2004, as a result of exchange rate fluctuations in the currencies of the countries in which we operate.

Provision for Income Taxes We recorded an income tax provision of $6.7 million in 2004, which represented an effective tax rate of 19.6%. In 2003, we recorded an income tax benefit of $1.5 million, which was attributable to the deferred tax benefit that we recognized when we used the remaining net operating loss carry forwards in the United States in the third quarter of 2003.

State income taxes were paid in 2003 to states with minimum tax amounts not offset by net operating loss carry forwards in those states.

Net Income Net income increased by $15.9 million, or 139.5%, from $11.4 million in 2003 to $27.3 million in 2004. As a percentage of revenue, net income increased from 10.7% in 2003 to 15.0% in 2004.

Year ended December 31, 2003 compared to Year ended December 31, 2002

Revenues Our revenues increased by $24.6 million, or 29.8%, from $82.6 million in 2002 to $107.2 million in 2003. The increase was primarily attributable to an increase in billable hours, which resulted in an increase in revenue of $26.4 million, offset by a decrease in average billing rates of approximately 2.1%, which resulted in a decrease in revenue of $2.3 million. The increase in billable hours was primarily due to the addition of technical professionals, particularly at our delivery centers in India, to meet increased demand, principally from existing clients. Increased utilization of existing technical professionals also contributed to the increase in billable hours. Of the $26.4 million increase in revenue attributable to the increase in billable hours, $4.1 million was due to an increase in utilization and $22.3 million was due to an increase in technical staff. The decrease in average billing rates was due to pricing pressure.

Cost of Revenues Our cost of revenues increased by $11.7 million, or 24.9%, from $47.0 million in 2002 to $58.7 million in 2003. The increase was due primarily to costs resulting from an increase in the number of technical professionals from 1,253 as of December 31, 2002 to 2,001 as of December 31, 2003, adding approximately $8.2 million in costs in 2003. Most of this increase occurred at our delivery centers in India, where 81.7% of our technical staff was located as of December 31, 2003 as compared to 72.9% as of December 31, 2002. In addition, salary level increases added approximately $2.9 million to cost of revenues in 2003 as a result of strong demand for technical professionals in India.

Approximately 23.6% of our cost of revenues in 2003 was incurred in India. A decrease in the value of the U.S. dollar against the Indian rupee in 2003 increased our cost of revenues by approximately $372,000, or approximately 0.3% of our revenues. We have not historically used hedging tools to mitigate this currency exposure.

Gross Profit Our gross profit increased by $12.9 million, or 36.2%, from $35.6 million in 2002 to $48.5 million in 2003. Our gross margin increased to 45.2% from 43.1%. Gross margin on our services performed in India is significantly higher than the gross margin on our services performed elsewhere. Most of the additional revenue realized in 2003 as compared to 2002 was attributable to increased services performed at our delivery centers in India, thereby increasing the average gross margin. In addition, improved utilization of our technical staff contributed to increased gross margin.

Selling, General and Administrative Expenses Sales and marketing expenses increased by $5.3 million, or 86.9%, from $6.1 million in 2002 to $11.4 million in 2003. As a percentage of revenue, sales and marketing expenses increased from 7.4% in 2002 to 10.6% in 2003. We made a significant investment in our business development operation in 2003 in order to facilitate future growth and add new clients. The largest contributors to the increase over 2002 were $2.4 million in additions to the sales and marketing staff based in the United States, $1.4 million in costs of staffing and other costs associated with establishing business development support for our new application management outsourcing services and approximately $1.0 million in additional travel related expenses.

General and administrative expenses increased by $2.0 million, or 9.0%, from $22.1 million in 2002 to $24.1 million in 2003. Salary increases constituted $700,000 of the increase in 2003. Approximately $200,000 of the increase was due to the decrease in the value of the U.S. dollar against the Indian rupee. The remainder of the increase was the result of cost escalation in many areas, such as rent, utilities and insurance premiums. We had the support infrastructure in place prior to 2003 that enabled us to realize growth in 2003 without incurring significant additional expenditures. As a result, general and administrative expenses decreased as a percentage of revenue from 26.7% in 2002 to 22.5% in 2003.

Depreciation and Amortization Depreciation and amortization increased by $600,000, or 22.2%, from $2.7 million in 2002 to $3.3 million in 2003. The increase was attributable primarily to additional hardware and software associated with the increase in technical personnel and improvements to additional leased facilities in India.

Income from Operations Income from operations increased by $5.2 million, or 167.7%, from $3.1 million in 2002 to $8.3 million in 2003. As a percentage of revenue, income from operations increased from 3.8% in 2002 to 7.7% in 2003. This was the result of an improvement in gross margin and a reduction in selling and marketing expenses and depreciation and amortization as a percentage of revenue.

Other Income and Expense Interest expense decreased by $137,000, or 32.3%, from $424,000 in 2002 to $287,000 in 2003. The decrease was attributable to the repayment of bank loans and the continued repayment of long-term debt. Our remaining long-term debt was repaid in October 2003. Equity in earnings of affiliate decreased $200,000, from $2.2 million in 2002 to $2.0 million in 2003, due to a decline in operating performance of SSS Holdings Limited in the current year. In 2003, we recorded a foreign currency exchange loss of $120,000, while in 2002 we recorded a foreign currency exchange gain of $69,000, as a result of exchange rate fluctuations in the currencies of the countries in which we operate.

Provision for Income Taxes We recorded an income tax provision of $226,000 in 2002, which represented an effective tax rate of 4.5%. In 2003, we recorded an income tax benefit of $1.5 million, which was attributable to the deferred tax benefit that we recognized when we used the remaining net operating loss carry forwards in the United States in the third quarter of 2003.

The Government of India imposed a one time tax on 10.0% of the profits generated by export-oriented IT services firms in India during the Indian tax year of April 1, 2002 through March 31, 2003. As a result, our earnings in India for the three-month period ended March 31, 2003 and the nine-month period ended December 31, 2002 were subject to this tax. Income taxes paid in India in 2003 totaled $26,000 as compared to $105,000 in 2002.

Income Before Cumulative Effect of Accounting Change Income before cumulative effect of accounting change increased by $6.6 million, or 137.5%, from $4.8 million in 2002 to $11.4 million in 2003. As a percentage of revenue, income before cumulative effect of accounting change increased from 5.8% in 2002 to 10.6% in 2003.

Cumulative Effect of Accounting Change In 2002, we recorded a non-cash charge of $2.0 million to reduce the carrying value of goodwill related to our 1999 acquisition of Megatec Pty Limited in Australia. This non-cash charge was recorded as a cumulative effect of an accounting change.

Net Income Net income increased by $8.6 million, or 307.1%, from $2.8 million in 2002 to $11.4 million in 2003. As a percentage of revenue, net income increased from 3.4% in 2002 to 10.7% in 2003.

Liquidity and Capital Resources As of December 31, 2004, we had $91.7 million in cash and investments compared to $17.4 million as of December 31, 2003. Of the $91.7 million, we had $29.1 million in non-restricted cash, $2.5 million in restricted cash, $35.7 million in short-term investments and $24.4 million in long-term investments. Of the $29.1 million non-restricted cash balance as of December 31, 2004, $22.2 million was held in accounts in the United States, $2.6 million was held in accounts in India, and $2.3 million was held in Europe with the balance of $2.0 million held in Asia Pacific. As of December 31, 2004, we had restricted cash in the form of certificates of deposit for $2.5 million which secure letters of credit issued by our U.S. lender in lieu of security deposits for the leases of our offices in Rosemont, Illinois and New York, New York. Of the $17.4 million cash balance as of December 31, 2003, $13.4 million was held in accounts in the United States, $2.0 million was held in accounts in India and $2.0 million was held in accounts in our other regions. The funds held at locations outside of the United States are for future operating expenses, and we have no intention of repatriating those funds. We are not, however, restricted from repatriating those funds back to the United States, if necessary. While we expect that cash generated by our Indian subsidiary will be reinvested in India to support expansion of our business, to the extent that funds were remitted to the United States in the form of dividend payments, those payments would be subject to a withholding tax of 12.8%.

Operating activities resulted in a source of funds of $26.6 million during 2004 as compared to $14.8 million during 2003. Net cash provided by operations in 2004 was attributable to $35.8 million in net income net of non-cash adjustments, a $14.3 million increase in other liabilities, and a $1.6 million increase in accounts payable offset by a $13.9 million increase in accounts receivable and a $11.2 million increase in other assets. Other liabilities increased in

2004 as a result of receiving an $8.0 million customer advance from one of our clients, a related party, in September 2004 in addition to increases to our salary and benefit related accruals as a result of increased staffing levels in 2004 over 2003 levels. Accounts payable increased by $1.6 million primarily due to the deferral in payment of certain 2004 invoices to January 2005 relating to subcontracting, legal and accounting services. Accounts receivable increased by $13.9 million primarily due to increased revenues in 2004, and a larger prepayment of services by certain clients in December of 2003. Other assets increased by $11.2 million in 2004 due to additional deposits of $1.5 million made in 2004 relating to the occupancy of additional facilities in Hyderabad and Pune, India and the construction of our new office in Rosemont, Illinois, together with a $7.8 million increase in our U.S. federal tax receivable as a result of an overpayment made in 2004.

Net cash provided by operating activities in 2003 was due primarily to $11.9 million in net income, net of non-cash adjustments, a net change in working capital of $2.9 million and a tax benefit of $300,000 related to our stock option plan. The non-cash items consisted primarily of depreciation and amortization, deferred income taxes, non-cash stock compensation expense and equity in earnings of affiliate. Earnings from our affiliate, SSS, are reflected in non-cash items as a use of cash in the operating activities section of the statement of cash flows. Dividends received from SSS are reflected as an investing activity.

Net cash used in investing activities was $76.5 million in 2004 and $5.2 million in 2003. We purchased $60.2 million of marketable security investments with short and long-term durations with the proceeds received from the initial public offering of shares of our common stock in July 2004. We used $2.5 million to secure a letter of credit issued by our bank in lieu of a security deposit for additional office space in Rosemont, Illinois and New York, New York to support future growth. We used $15.3 million of cash in 2004 and $6.0 million of cash in 2003 to purchase property and equipment primarily for the Hyderabad and Pune, India facilities. These cash expenditures were partially offset by $1.4 million in dividends received from SSS during 2004 and $763,000 during the prior year.

Financing activities generated cash of $61.4 million in 2004 as a result of receiving net proceeds of $60.4 million from the initial public offering of shares of our common stock in July 2004, $794,000 as a result of stock option exercises and $294,000 as a result of warrant exercises. We used $2.3 million for financing activities during 2003 to repay $406,000 outstanding under our credit facility, $1.7 million of our long term debt and $653,000 of related party debt, offset by $559,000 cash received as a result of stock option exercises. Related-party debt represented funds borrowed from our early stage investors and founders.

The effect of exchange rates on cash was an increase of $172,000 in 2004 and $20,000 in 2003.

We have a $7.5 million revolving line of credit with Silicon Valley Bank, all of which was available on December 31, 2004. Our credit facility is secured by the grant of a security interest in all of our assets in favor of the bank and contains covenants and limitations, including limitations on our ability to dispose of assets, incur indebtedness, create liens, make certain investments, pay dividends and merge or consolidate. Our credit facility also contains certain financial statement reporting obligations and requires us to maintain certain financial covenants, including a quick ratio of at least 1.25 to 1 and an EBITDA ratio not to exceed 2 to 1. Under our credit facility, our quick ratio is the ratio of our current assets to our current liabilities minus deferred revenue and any current portion of subordinated debt. Our EBITDA ratio is the ratio of all amounts we owe to Silicon Valley Bank under our credit facility to EBITDA. Advances made under our credit facility accrue interest at a per annum rate equal to the prime rate. Our credit facility expires on April 29, 2005 and we are currently evaluating refinancing alternatives.

We are currently in compliance with the covenants contained in our credit facility and believe that our credit facility provides sufficient flexibility so that we will remain in compliance with its terms. However, a breach of any of the covenants or our inability to comply with any requirements in the future could result in a default. A default under our credit facility, if not cured or waived, could result in the immediate acceleration of all obligations due and payable or restrict our ability to obtain additional credit. If we are unable to borrow under our credit facility, we may be required to divert money that we could otherwise use to expand our business or to develop an alternative source of liquidity, which may include raising additional funds through public or private financing, strategic relationships or other arrangements. There is no assurance that any of these alternatives could, if necessary, be effected on commercially reasonable terms, or at all.

Our Indian subsidiary, KSIL, has a credit facility with Citibank India which provides for a line of credit of approximately $2.0 million maturing in December 2006. This credit facility provides for bank guarantees and letters of credit in foreign currency. As of December 31, 2004, KSIL had a bank guarantee of $959,000 outstanding.

We expect to continue our facilities expansion program in India and expect our capital spending for the full year 2005 to be approximately $28 million, relating primarily to the construction of our new delivery center in Hyderabad, India and the expansion of our delivery center in Pune, India. We have spent approximately $8 million in 2004 relating to our facility expansion program.

We currently lease space for our employees in Hyderabad, India. These leases expire at the time construction of our new facility in Hyderabad is scheduled to be completed. We have options for short term lease extensions if we experience construction delays, which will allow us to move our Hyderabad employees from leased space to our new facility upon its completion. Construction of the remainder of our new facility will be completed in phases, based on the need to meet increased client demand, which will allow us to minimize the impact on future financial performance if we experience an unexpected hiring reduction. As a result, the projected impact on our operating profit due to unoccupied space in the initial occupancy periods of our new facility is projected to be a maximum of $28,000 per month. The transfer of employees from leased space to our new facility in Hyderabad will result in a net reduction in expenses of approximately $770,000 per year. This net reduction will result from reduced general and administrative expenses of approximately $1.1 million per year partially offset by an increase in depreciation of approximately $357,000 per year.

In August 2004, we entered into an agreement to acquire the real estate for our new delivery center in Hyderabad, India from an Indian government entity. At that time, we were not required to make payment for the real estate. Under the terms of the agreement, we must invest approximately $11 million in our Hyderabad delivery center and employ at least 3,000 persons at the center in order to acquire title to the real estate. We are only required to make payment to the seller to the extent we employ fewer than 3,000 persons by August 2011. The amount we will be required to pay, if any, will be up to $959,000 based on the number of employees at August 2011, if less than 3,000. For example, if we only employ 2,000 persons at the new delivery center in August 2011, we will be required to pay the seller $319,667. In November 2004, we provided a bank guarantee of $959,000 toward the purchase price for the real estate. The bank guarantee will be revised in 2006, and each year thereafter, based upon the number of employees actually employed at the new delivery center in proportion to our commitment to hire at least 3,000 employees at the new delivery center.

In February 2004, we established a regional off-site development center in the United States, using approximately 80 former employees of one of our clients as the initial staff. In connection with this initiative, we entered into a service agreement with the client. The service agreement expired in February 2005. If we are unable to redeploy the staff of the development center on new or existing projects our financial results could suffer from either the employee termination costs resulting from a reduction in our workforce or the costs of carrying staff at the development center until full utilization is achieved again, or both. At the current time, we estimate that our net income will be negatively impacted by approximately $1 million, primarily in the second quarter of 2005, in connection with the redeployment of the workforce at the development center.

Based upon our current level of operations together with our current investment balances, we expect that our cash flow will be adequate to meet our anticipated needs for at least the next two years. Although we currently have no specific plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we may incur additional debt or sell additional equity to finance those acquisitions.

Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. In addition, we have not entered into any derivative contracts (other than those described below in "Qualitative and Quantitative Disclosures about Market Risk") or any synthetic leases.

Contractual Obligations We have no long-term debt, and, as of December 31, 2004, we had the following contractual obligations:

					Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
					(in thousands)
Operating leases(1)	13,039	3,126	3,742	951	5,220
Purchase obligations(2)	1,558	1,558	—	—	—

(1) Our obligations under our operating leases consist of payments related to our real estate leases.

(2) Our purchase obligations consist of payments related to our facility expansion in Pune, India.

Recent Accounting Pronouncements In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123(R) "Share-Based Payment" which replaces SFAS 123

"Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R by July 1, 2005. Under SFAS 123R, we must determine the appropriate fair market value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include modified prospective and modified retroactive alternative options. Under the modified retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented; however, expense amounts for grants prior to adoption are based on SFAS 123 not SFAS 123R The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will have a material impact on our consolidated statements of income and earnings per share. We have not yet determined the method of adoption and have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In October 2004, FASB issued Staff Position ("FSP") No. 109-2, "Accounting and Disclosure Guidance for Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 provides guidance under FASB Statement No. 109, "Accounting for Income Taxes", with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. Based upon our preliminary evaluation of the effects of the repatriation provision, we do not expect to apply this provision.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the three months ended September 30, 2005. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated statements of income and financial condition but do not expect it to have a material impact.

Forward-Looking Statements and Risk Factors This annual report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as "believes," "expects," "may," "anticipates," "plans," "intends," "assumes," "will" or similar expressions. Forward-looking statements reflect management's current expectations, as of the date of this report, and involve certain risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements described in Exhibit 99.1 to our annual report on Form 10-K, filed March 30, 2005 with the SEC.

We transact business primarily in U.S. dollars. We are subject, however, to adverse movements in foreign currency exchange rates in those countries where we conduct business. We have historically entered into, and we may enter into in the future, forward foreign currency exchange contracts to hedge certain commitments in Australian dollars. The purpose of this foreign currency hedging activity is to protect us from the risk that the eventual cash flows from sales of third-party software licenses and maintenance contracts to Australian customers will be adversely affected by changes in the exchange rate. Our most significant foreign currency exchange rate exposure relates to fluctuations in the Indian rupee. A 5.0% decrease in the value of the U.S. dollar against the Indian rupee would result in a reduction in other income of approximately $2.9 million based on our current operations.

In December 2004, we adopted a foreign currency exchange management policy. This policy authorizes us to hedge our exposure to the Indian rupee to offset the effects of changes in the exchange rate. At December 31, 2004, we did not hedge any foreign currency exposure to offset the effects of changes in exchange rates. We do not use derivative financial instruments for speculative trading purposes.

report of independent registered public accounting firm

The Board of Directors and Shareholders
Kanbay International, Inc.

We have audited the accompanying consolidated balance sheets of Kanbay International, Inc. (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 15 (b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and the schedule referred to above present fairly, in all material respects, the financial position of Kanbay International, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangibles to conform with Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

/s/ Ernst & Young LLP

Chicago, Illinois
February 2, 2005 except for Note 15,
as to which the date is March 3, 2005

consolidated balance sheets

(dollars in thousands)	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 29,126	$ 17,419
Restricted cash	2,478	—
Short term investments, held to maturity at amortized cost	35,730	—
Accounts receivable—related parties	10,007	2,820
Accounts receivable—third parties	14,657	7,649
Employee and other receivables	1,599	590
Deferred income taxes	1,084	844
Prepaid expenses and other	14,416	4,147
Total current assets	109,097	33,469
Property and equipment:		
Land and building	6,291	3,486
Computer equipment	17,538	10,675
Computer software	5,407	3,365
Furniture and fixtures	5,691	3,687
Leasehold improvements	3,105	1,754
	38,032	22,967
Less accumulated depreciation	17,141	11,652
	20,891	11,315
Investment in affiliate	25,094	22,185
Long term investments, held to maturity at amortized cost	24,424	—
Deferred income taxes	660	1,350
Other assets	—	40
Total assets	$180,166	$ 68,359
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 3,973	$ 2,312
Amounts due to subcontractors	565	368
Deferred revenue	4,017	2,629
Customer deposit	4,106	—
Accrued liabilities	24,425	15,542
Total current liabilities	37,086	20,851
Total liabilities	37,086	20,851
Stockholders' equity:		
Series A-1 Preferred Stock, par value $0.001 per share, 402,857 shares authorized, 35,000 shares issued and outstanding in 2003 (liquidation preference of $139 in 2003)	—	—
Series A-2 Preferred Stock, par value $0.001 per share, 3,298,333 shares authorized, issued and outstanding in 2003 (liquidation preference of $13,119 in 2003)	—	3
Preferred Stock, par value $0.001 per share, no shares authorized, in 2003; 5,000,000 shares authorized, no shares issued and outstanding, at December 31, 2004	—	—
Common Stock, par value $0.001 per share, 200,000,000 shares authorized, 32,989,935 and 20,725,776 shares issued and outstanding at December 31, 2004 and December 31, 2003 respectively	33	21
Additional paid-in capital	120,641	54,570
Retained earnings (accumulated deficit)	16,554	(10,800)
Cumulative foreign currency translation adjustments	5,852	3,714
Total stockholders' equity	143,080	47,508
Total liabilities and stockholders' equity	$180,166	$ 68,359

See accompanying notes to consolidated financial statements.

consolidated statements of income

(dollars in thousands except per share amounts)	Year ended December 31, 2004	2003	2002
Net revenues—related parties	$120,377	$ 70,942	$50,253
Net revenues—third parties	62,229	36,211	32,336
Total revenues	182,606	107,153	82,589
Cost of revenues	96,139	58,675	46,977
Gross profit	86,467	48,478	35,612
Sales and marketing expenses	17,501	11,420	6,129
General and administrative expenses	30,958	24,072	22,056
Stock compensation expense	1,179	1,354	1,571
Total selling, general and administrative expenses	49,638	36,846	29,756
Depreciation and amortization	5,712	3,308	2,682
Loss on sale of fixed assets	32	36	38
Income from operations	31,085	8,288	3,136
Other income (expense):			
Interest expense	(17)	(287)	(424)
Interest income	659	39	17
Foreign exchange gain (loss)	(240)	(120)	69
Equity in earnings of affiliate	2,517	2,046	2,241
Other, net	29	21	6
	2,948	1,699	1,909
Income before income taxes and cumulative effect of accounting change	34,033	9,987	5,045
Income tax expense (benefit)	6,679	(1,452)	226
Income before cumulative effect of accounting change	27,354	11,439	4,819
Cumulative effect of accounting change	—	—	(2,043)
Net income	27,354	11,439	2,776
Dividends on preferred stock	(277)	(608)	(608)
Increase in carrying value of stock subject to repurchase	—	3,063	4,077
Income available to common stockholders	$ 27,077	$ 13,894	$ 6,245
Income per share of common stock			
Basic	$ 1.02	$ 0.68	$ 0.30
Diluted	$ 0.83	$ 0.50	$ 0.23
The composition of stock compensation expense is as follows:			
Cost of revenues	$ 488	$ 573	$ 772
Sales and marketing expenses	201	256	260
General and administrative expenses	490	525	539
	$ 1,179	$ 1,354	$ 1,571

See accompanying notes to consolidated financial statements.

consolidated statements of changes in stockholders' equity

(dollars in thousands)	*Preferred stock* Shares	*Preferred stock* Amount	*Common stock* Stock	*Common stock* Amount	Additional paid-in capital	Accumulated deficit	Cumulative foreign currency translation adjustments	Stockholders' equity
Balance at December 31, 2001	2,533,333	$ 3	18,994,561	$10	$ 52,222	$(37,612)	$ (30)	$ 14,593
Expiration of repurchase rights on stock subject to repurchase	372,671	—	694,174	1	—	—	—	1
Change in fair value of stock subject to repurchase	—	—	—	—	—	4,077	—	4,077
Stock compensation expense	—	—	—	—	1,571	—	—	1,571
Change in ownership of investment in affiliate and other	—	—	—	—	92	—	—	92
Effect of stock dividend	—	—	(11)	9	(9)	—	—	—
Comprehensive income:								
Net income	—	—	—	—	—	2,776	—	2,776
Foreign currency translation adjustments	—	—	—	—	—	—	1,699	1,699
Total comprehensive income	—	—	—	—	—	—	—	4,475
Balance at December 31, 2002	2,906,004	3	19,688,724	20	53,876	(30,759)	1,669	24,809
Repurchase and retirement of stock subject to repurchase	—	—	—	—	(1,118)	—	—	(1,118)
Expiration of repurchase rights on stock subject to repurchase	427,329	—	596,990	1	(1)	8,520	—	8,520
Stock compensation expense	—	—	—	—	1,354	—	—	1,354
Change in ownership of investment in affiliate and other	—	—	—	—	(90)	—	—	(90)
Exercise of stock options	—	—	440,062	—	559	—	—	559
Impact of tax deduction less than stock compensation expense, net	—	—	—	—	(10)	—	—	(10)
Comprehensive income:								
Net income	—	—	—	—	—	11,439	—	11,439
Foreign exchange currency adjustments	—	—	—	—	—	—	2,045	2,045
Total comprehensive income	—	—	—	—	—	—	—	13,484
Balance at December 31, 2003	3,333,333	3	20,725,776	21	54,570	(10,800)	3,714	47,508
Change in ownership of investment in affiliate and other	—	—	—	—	(91)	—	—	(91)
Stock compensation expense	—	—	—	—	1,179	—	—	1,179
Exercise of stock options	—	—	589,102	1	793	—	—	794
Tax benefit related to stock option plan	—	—	—	—	3,548	—	—	3,548
Exercise of warrants.	33,605	—	40,963	—	294	—	—	294
Recapitalization	(3,366,938)	(3)	6,271,594	6	(3)	—	—	—
IPO proceeds, net of costs	—	—	5,362,500	5	60,351	—	—	60,356
Comprehensive income:								
Net income	—	—	—	—	—	27,354	—	27,354
Foreign exchange currency adjustments	—	—	—	—	—	—	2,138	2,138
Total comprehensive income	—	—	—	—	—	—	—	29,492
Balance at December 31, 2004	—	$ —	32,989,935	$33	$120,641	$ 16,554	$5,852	$143,080

See accompanying notes to consolidated financial statements.

consolidated statements of cash flows

(dollars in thousands)	2004	2003	2002
			Year ended December 31,
OPERATING ACTIVITIES			
Net income	$ 27,354	$11,439	$ 2,776
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,712	3,308	2,771
Cumulative effect of accounting change	—	—	2,043
Loss on sale of fixed assets	32	39	39
Stock compensation expense	1,179	1,354	1,571
Equity in earnings of affiliate	(2,517)	(2,046)	(2,241)
Deferred income taxes	450	(2,194)	—
Tax benefit due to (deduction less than) stock compensation expense, net	3,548	(10)	—
Changes in operating assets and liabilities:			
Accounts receivable	(13,924)	652	(1,886)
Other current assets	(11,146)	(1,289)	(411)
Accounts payable	1,622	(529)	(5)
Other current liabilities	14,309	4,041	3,100
Net cash provided by operating activities	26,619	14,765	7,757
INVESTING ACTIVITIES			
Additions to property and equipment	(15,329)	(5,997)	(2,773)
Proceeds from sale of fixed assets	27	14	32
Purchases of short and long term investments	(60,154)	—	—
Increase in restricted cash	(2,478)	—	—
Dividends received from affiliate	1,406	763	1,215
Net cash used in investing activities	(76,528)	(5,220)	(1,526)
FINANCING ACTIVITIES			
Payments on line of credit, net	—	(406)	(415)
Payments on long-term debt	—	(1,773)	(919)
Payments on amounts due related parties	—	(653)	(78)
Proceeds from IPO, net of costs	60,356	—	—
Proceeds from exercise of stock options	794	559	—
Proceeds from exercise of warrants	294	—	—
Net cash provided by (used in) financing activities	61,444	(2,273)	(1,412)
Effect of exchange rates on cash	172	20	(32)
Increase in cash and cash equivalents	11,707	7,292	4,787
Cash and cash equivalents at beginning of period	17,419	10,127	5.340
Cash and cash equivalents at end of period	$ 29,126	$17,419	$10,127
NONCASH INVESTING AND FINANCING ACTIVITIES			
Accrued liability for repurchase of common stock	$ —	$ 1,118	$ —
Acquisition of software and maintenance in exchange for deferred payment arrangement	$ —	$ —	$ 825
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 17	$ 292	$ 424

See accompanying notes to consolidated financial statements.

note 1. Description of Business

Kanbay International, Inc. ("the Company") is a global provider of information technology services and solutions dedicated to the financial services industry. The Company combines technical expertise with in-depth industry knowledge to offer a comprehensive suite of services, including business process and technology advice, software package selection and integration, application development, maintenance and support, network and system security and specialized services, through its global delivery model. The Company provides services primarily to credit service companies, banking institutions, capital market firms and insurance companies in North America, Asia-Pacific and Europe.

Basis of Presentation The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries, after elimination of significant intercompany accounts and transactions.

The Company accounts for its interest (48.98% at December 31, 2004 and 49.06% at December 31, 2003) in SSS Holdings Corporation Limited ("SSS"), a company based in the United Kingdom, under the equity method of accounting. Under the equity method of accounting, the Company's share of income or loss of SSS is recorded as "equity in earnings of affiliate" in the consolidated statements of operations. The Company accounts for any gains or losses arising from the issuance by SSS of its own stock, principally related to the exercise of stock options, as a direct charge or credit to additional paid-in-capital.

Stock Split On June 15, 2004, the Company effectuated a 1.8627 for 1 stock split of the Company's Common Stock in the form of a stock dividend to stockholders (see Note 10). All references in the accompanying financial statements and notes to Common Stock, including number of shares authorized and outstanding, price per share, per share amounts, and stock option data, have been restated to reflect the split.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company has certificates of deposit for $2,478 that secure letters of credit issued by our bank in lieu of security deposits on two office leases which are classified as restricted cash.

Investments At December 31, 2004 the Company has investments in current and non-current maturities of corporate and government bonds, commercial paper and mortgage backed securities totaling $60,154. Maturities greater than one year are classified as non-current and all non-current investments mature within two years. It is management's intent and we have the ability to hold the securities to maturity. Securities held to maturity are stated at amortized cost, which approximates the market value of those securities.

Accounts Receivable The collectibility of the Company's accounts receivable is based upon a combination of factors. In circumstances where a specific customer is unable to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. For all other customers, reserves for bad debts are based on historical collection experience.

The allowance for doubtful accounts at December 31, 2004 and 2003 totaled $1,143 and $659, respectively. Unbilled accounts receivable was $8,798 and $2,015 at December 31, 2004 and 2003, respectively.

Fair Value of Financial Instruments The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of December 31, 2004 and 2003, due to the short maturities of these instruments. The aggregate fair value of current and non-current investments at December 31, 2004 is $60,032, which reflects unrealized losses of $122.

Property and Equipment Property and equipment, including software acquired for internal use and assets under capital leases, are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings	28 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	7 years
Leasehold improvements	2 - 7 years

Impairment of Long-Lived Assets Long lived assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

Income Taxes The Company recognizes deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets are reduced by a valuation allowance if, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

Foreign Currency Translation The financial statements of Kanbay Software (India) Private Limited ("KSIL"), which has the U.S. dollar as its functional currency, are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets. Adjustments from remeasurement are included in operations.

All of the Company's other international subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at exchange rates as of the balance sheet date, and revenues and expenses are translated at weighted average exchange rates. The adjustments resulting from translation are included as a component of stockholders' equity.

Revenue Recognition The Company provides business process and technology services, software package selection and integration services, application development, maintenance and support services, network and system security services, and specialized services. The Company does not track, market or sell its services based on these categories. The Company's engagements often involve aspects of more than one service. However, each engagement consists of a single deliverable. Each of these services are described below followed by a description of the Company's methods of recognizing revenues from these services.

Business Process and Technology Services—The Company assists its clients by first understanding their business objectives and then informing clients of the options available and recommending the solution that is most appropriate to accomplish their objectives. These services are provided either on a time-and-materials or a fixed-price basis as described below.

Software Package Selection and Integration Services—The Company assists clients in the selection and/or integration of large software packages developed by third party vendors. The Company does not sell licenses for these third party software vendors nor does the Company receive any form of compensation from the third party software vendors in delivering these services. All selection and integration services are provided either on a time-and-materials or a fixed-price basis as described below.

Application Development, Maintenance and Support Services—The Company provides services associated with the custom development, maintenance and support of software for its clients. The Company does not develop software for resale. All development is specific to a client's needs and the client retains the intellectual property rights to the software. Maintenance and support may be provided on the software the Company has developed for the client or on software otherwise acquired by the client. Separate contractual agreements are entered into for maintenance provided on custom software developed by the Company for its clients, and these maintenance agreements are generally not entered into contemporaneously with software development agreements. These services are provided either on a time-and-materials or a fixed-price basis as described below.

Network and Systems Security Services—The Company consults with its clients on internet security assessment and strategy, develops internet security solutions and reviews and monitors internet security on an ongoing basis. The Company also implements network and system security solutions such as identity authentication, encryption, firewalls, intrusion detection, anti-virus shields, virtual private network, content management, application traffic management and biometrics. In addition, the Company sells third party software products and sells maintenance contracts on that software. The consulting and implementation services are provided either on a time-and-materials or a fixed-price basis as described below. The third party software sold by the Company is installed by the client. Revenues from the sale of third party software licenses are recognized in the period in which the licenses are delivered. The revenues from third party software sales and third party maintenance agreement sales are recorded on a gross basis in accordance with Emerging Issues Task Force ("EITF") 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent." The Company recognizes the revenue allocable to software licenses upon delivery of the software product to the end-user, unless the fee is not fixed or determinable, collectibility is not probable or a signed agreement is not in effect. The maintenance agreements sold require the Company to provide some first line support before issues are escalated to the software vendor for further support and are sold under separate agreements from the sale of third party software. When contemporaneous transactions occur, the Company allocates revenue to the software and the maintenance agreement based on vendor specific objective evidence. The Company is not responsible for providing upgrades or enhancements to the products. The maintenance agreements generally cover a period of twelve months from the date of sale. Revenues from maintenance agreements are amortized over the term of the agreement. The unrecognized portion of the revenue at the end of each accounting period is recorded as deferred revenue.

Specialized Services—These services include business intelligence, application management outsourcing, and application testing and validation. In the performance of these services, the Company may use certain software tools. These tools are not sold to the client, but rather are used internally to facilitate the work. These services are provided either on a time-and-materials or a fixed-price basis as described below. Application management outsourcing is a new service offering for the Company and may result in more complex types of contractual arrangements than the Company has historically undertaken. It is possible that some of the engagements may involve multiple deliverables, in which case the Company will record revenues in accordance with EITF 00-21 "Revenue Arrangements with Multiple Deliverables."

As referenced above, the Company's services are provided on either a time-and-materials or a fixed-price basis. Revenues related to time-and-materials contracts are recognized as the service is performed.

Revenues related to fixed-price contracts, which primarily relate to application development and enhancement projects, are recognized as the service is performed using the proportionate performance method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. In general, fixed-price contracts are cancelable subject to a specified notice period. All services provided through the date of cancellation are due and payable under the contract terms. The Company invoices fixed-price contracts based upon the terms of the contract or upon achievement of milestones during the project. Differences between the timing of billings and the recognition of revenue are recognized as either unbilled or deferred revenue. The Company does not incur significant up-front costs associated with fixed-price contracts and all costs related to the services provided are expensed as incurred. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs or dates. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. Warranty provisions exist under some contracts, which generally exist for a period ranging from 30 to 90 days past contract completion. If warranty provisions exist, they are included in the total estimated cost when calculating proportionate performance, however, a reserve is not maintained as the amounts of such potential warranty obligations are not material. Failure to accurately estimate the resources and time required for a fixed-price project, or failure to complete contractual obligations within the time frame committed, could have a material adverse effect on the Company's results of operations and financial condition. In addition, certain contracts require the Company to provide a fixed number of hours of service per year, but do not contain defined deliverables. Revenues from these contracts are also recognized on the same proportionate performance basis.

Revenues related to services performed without a signed agreement or work order are not recognized until there is evidence of an agreement, such as when agreements or work orders are signed, or if collection is uncertain, when payment is received; however, the cost related to the performance of these services is recognized in the period the services are rendered. Services provided without a signed agreement or work order have been time and material engagements with existing clients under a master services agreement. Billings to these clients are based on established terms with the clients and processes are in place to ensure that the client has ordered and accepted the services provided before revenue is recognized.

For all services, revenue is recognized when, and if, evidence of an arrangement is obtained and the other criteria to support revenue recognition are met, including the price is fixed and determinable, services have been rendered and collectibility is reasonably assured.

Reimbursements received for out of pocket expenses incurred are included in revenues and cost of revenues and totaled $905, $524 and $969 during 2004, 2003 and 2002, respectively.

Advertising Costs Advertising costs are charged to operations as incurred and totaled $317, $188 and $108 during 2004, 2003 and 2002, respectively.

Derivatives The Company accounts for derivative instruments in accordance with Statement of Financial Accounting

Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement requires the Company to recognize all derivatives in the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through operations. If the Company elects to account for a derivative as a hedge, depending on the nature of the hedge, changes in the fair value of such derivatives are either offset against the change in the fair value of the respective assets or liabilities through operations, or recognized in other comprehensive income until the hedged item is recognized in operations.

Stock Options The Company has one stock-based employee compensation plan (see Note 11). SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to apply Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. For options granted where the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. For options granted where the number of shares is fixed and the exercise price is less than the market price of the underlying stock on the date of grant, the Company has recognized stock compensation expense for the difference between the market price and the exercise price over the vesting period using the straight line method.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the Company's pro forma earnings and earnings per share would have been as follows:

	Year ended December 31,		
	2004	2003	2002
Net income, as reported	$27,354	$11,439	$ 2,776
Compensation expense, as reported, net of tax	948	1,209	1,571
Compensation expense, under the fair value method, net of tax	(2,939)	(550)	(1,156)
Pro forma net income	$25,363	$12,098	$ 3,191
Pro forma net income available to common stockholders—basic	$25,086	$14,553	$ 6,660
Pro forma net income available to common stockholders—diluted	$25,363	$15,161	$ 7,268

	Year ended December 31,		
	2004	2003	2002
Income Per Share:			
As reported:			
Basic	$1.02	$0.68	$0.30
Diluted	0.83	0.50	0.23
Pro forma:			
Basic	$0.94	$0.71	$0.33
Diluted	0.77	0.52	0.25

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,		
	2004	2003	2002
Dividend yield	0%	0%	0%
Average expected option life	5 years	5 years	5 years
Risk-free interest rate	3.71%	4.96%	5.43%
Expected volatility	50%	70%	70%

Based on these assumptions, the weighted-average fair value of the options granted was $6.22 in 2004, $1.47 in 2003 and $1.57 in 2002.

Because of the use of highly subjective assumptions, the pro forma disclosures are not likely to be representative of the effects on reported net income or loss in future years.

Income per Share of Common Stock The following table sets forth the computation of basic and diluted income per share of common stock:

	Year ended December 31,		
	2004	2003	2002
Basic:			
Net income, as reported	$ 27,354	$ 11,439	$ 2,776
Dividends on preferred stock	(277)	(608)	(608)
Decrease in carrying value of stock subject to repurchase	—	3,063	4,077
Income available to common stockholders	$ 27,077	$ 13,894	$ 6,245
Weighted-average number of shares of common stock outstanding	26,573,373	20,493,852	20,484,721
Basic income per share	$ 1.02	$ 0.68	$ 0.30
Diluted:			
Net income	$ 27,354	$ 11,439	$ 2,776
Decrease in carrying value of stock subject to repurchase	—	3,063	4,077
	$ 27,354	$ 14,502	$ 6,853
Weighted-average number of shares of common stock outstanding	26,573,373	20,493,852	20,484,721
Effect of conversion of preferred stock	2,835,875	6,208,998	6,208,998
Effect of dilutive stock options and warrants	3,678,306	2,262,061	2,613,841
Denominator for diluted income per share calculation	33,087,554	28,964,911	29,307,560
Diluted income per share	$ 0.83	$ 0.50	$ 0.23
Securities that are not included in the computation of diluted per share as their impact is antidilutive:			
Stock options and warrants	—	435,136	435,136

New Accounting Standards In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, "Share-Based Payment" which replaces SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R beginning July 1, 2005. Under SFAS 123R, we must determine the appropriate fair market value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include modified prospective and modified retroactive alternative options. Under the modified retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented; however, expense amounts for grants prior to adoption are based on SFAS 123 not SFAS 123R. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will have a material impact on our consolidated statements of income and earnings per share. We have not yet determined the method of adoption and have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In October 2004, the FASB issued Staff Position ("FSP") No. 109-2, "Accounting and Disclosure Guidance for Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). FSP 109-2 provides guidance under FASB Statement No. 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. Based upon our preliminary evaluation of the effects of the repatriation provision, we do not expect to apply this provision.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the three months ended September 30, 2005. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated statement of income and financial condition but do not expect it to have a material impact.

note 2. Cumulative Effect of Accounting Change

Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is deemed to be impaired if the net book value of a reporting unit exceeds its estimated fair value. Upon adoption of SFAS No. 142, the Company recorded a noncash charge of $2,043 to reduce the carrying value of goodwill of the reporting unit in Australia to zero. The Company estimated the fair value of the reporting unit in Australia by discounting estimated future cash flows. This reporting unit had operated at a loss and had generated negative cash flows from operations since its acquisition by the Company in October 1999. This charge is reported as a cumulative effect of accounting change in the consolidated statement of operations for the year ended December 31, 2002. The effect of this cumulative effect of accounting change is to decrease basic and dilutive earnings per share by $0.10 and $0.07 respectively for the year ended December 31, 2002.

note 3. Prepaid Expenses and Other

Prepaid expenses and other consist of the following:

	2004	2003
Income taxes receivable	$ 7,781	$ —
Other prepaid expenses	6,635	4,147
	$14,416	$4,147

note 4. Investment in Affiliate

On November 30, 2000, the Company acquired a 49.44% interest in SSS for 2,086,697 shares of the Company's common stock valued at $15,941. The Company accounts for its investment in SSS under the equity method and has included its share of the net income of SSS since the date of acquisition, net of goodwill amortization in 2001, in operations. Prior to the adoption of SFAS No. 142 (see Note 2), the Company amortized the excess of its investment in SSS over its interest in the underlying net assets of SSS as of the date of acquisition of $14,296, on a straight-line basis over ten years.

Changes in the carrying value of SSS consist of the following:

	2004	2003
Carrying value in SSS at beginning of year	$22,185	$18,858
Equity in earnings of SSS	2,517	2,046
Cash dividend received from SSS	(1,406)	(763)
Foreign currency translation adjustments	1,889	2,134
Change in ownership percentage and other	(91)	(90)
Carrying value in SSS at end of year	$25,094	$22,185

In accordance with SFAS No. 142, the Company no longer amortizes the excess of its investment in SSS over its interest in SSS's underlying assets determined at the November 30, 2000, date of acquisition. The carrying value of the Company's equity investment in SSS will continue to be tested for impairment in accordance with APB No. 18, "The Equity Method of Accounting for Investments in Common Stock."

Condensed statement of operations and balance sheet information of SSS are presented below. All amounts are presented in accordance with accounting principles generally accepted in the United States. In addition, the assets and liabilities of SSS have been translated at exchange rates as of the balance sheet date and revenues and expenses of SSS have been translated at weighted-average exchange rates.

	Year ended December 31,		
	2004	2003	2002
Condensed statement of operations information			
Net revenues	$63,858	$54,684	$44,081
Net income	5,143	4,053	4,761

	December 31,	
	2004	2003
Condensed balance sheet information		
Current assets	$16,096	$13,971
Non-current assets	8,994	10,057
Total assets	$25,090	$24,028
Current liabilities	$ 9,110	$ 9,838
Long-term liabilities	191	1,706
Stockholders' equity	15,789	12,484
Total liabilities and stockholders' equity	$25,090	$24,028

note 5. Lines of Credit

The Company has a credit facility, which provides for a $7,500 revolving line of credit maturing on April 30, 2005. Borrowings under the revolving line of credit are limited to the borrowing base, as defined in the credit facility, and bear interest at ½ to 1 ½ percentage points over prime based on the profitability of the Company. The credit facility also provides for a $3,500 sub limit for letters of credit. There were no outstanding borrowings on the revolving line of credit at December 31, 2004 or 2003. Letters of credit outstanding at December 31, 2004 totaled $2,478, and at December 31, 2003 totaled $78. The credit facility also requires the Company to maintain certain financial covenants, including minimum profitability and a minimum quick ratio.

KSIL has a credit facility with Citibank India which provides for a line of credit of approximately $2,000 and matures in December 2006. This credit facility provides for bank guarantees and letters of credit in foreign currency. As of December 31, 2004 KSIL, had a bank guarantee of $959 outstanding. There was no indebtedness outstanding under this credit facility during 2003.

note 6. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2004	2003
Accrued bonus and commissions	$ 9,833	$ 5,808
Accrued vacation	2,694	2,118
Accrued salaries, withholding and taxes	3,898	1,742
Obligation for common stock repurchase	—	1,118
Other	8,000	4,756
	$24,425	$15,542

note 7. Income Taxes

The components of income tax expense (benefit) are as follows:

	Years ended December 31,		
	2004	2003	2002
Current:			
Federal	$4,782	$ 729	$ —
State	755	127	94
Foreign	692	215	132
Deferred	450	(2,523)	—
	$6,679	$(1,452)	$226

Income tax expense (benefit) differs from the U.S. federal statutory rate due to the following items:

	Years ended December 31,		
	2004	2003	2002
Provision at U.S. federal statutory rate	$11,571	$ 3,396	$ 1,715
State taxes, net of federal effect	660	242	135
Foreign tax holiday	(5,922)	(1,637)	(655)
Undistributed earnings of SSS	(212)	(510)	(402)
Foreign tax credit	(200)	(259)	—
Non-deductible items	92	470	326
Change in valuation allowance	(43)	(2,772)	(1,002)
Other	733	(382)	109
	$ 6,679	$(1,452)	$ 226

Components of income before income taxes were as follows:

	Years ended December 31,		
	2004	2003	2002
United States	$19,363	$6,044	$3,374
Foreign	14,670	3,943	1,671
	$34,033	$9,987	$5,045

Total taxes paid by the Company amounted to $10,851, $743 and $107 in 2004, 2003 and 2002, respectively.

The Company's Indian subsidiary, KSIL, is an export oriented company which, under the Indian Income Tax Act of 1961, is entitled to claim various tax holidays for a period of ten years with respect to its export profits. Substantially all of the earnings of KSIL are attributable to export profits and, therefore are currently substantially exempt from Indian income tax. These tax holidays will begin to expire in March 2005, and under current law, will be completely phased out by March 2009. The effect of the income tax holiday was to reduce income tax expense in 2004, 2003 and 2002 and increase net income in 2004, 2003 and 2002 by approximately $5,099, $1,742 and $655, respectively, and increase diluted income per share in 2004, 2003 and 2002 by $0.15, $0.06 and $0.02, respectively.

The Government of India recently enacted new transfer pricing rules and began audits of companies, including the Company, that may be subject to the new rules. The Company is uncertain whether the audits will result in adjustments to its Indian taxable income given the lack of precedent in applying the new rules. To the extent the Company's income in India is adjusted upon audit, such adjustments would not be exempt from tax under the tax holiday and would increase the Company's Indian tax liability and decrease its net income.

No provision for U.S. income taxes for foreign taxes has been made on the undistributed earnings of consolidated foreign subsidiaries as such earnings are considered to be permanently invested. At December 31, 2004, the undistributed earnings amounted to $26,671. Determination of the amount of unrecognized deferred tax liability on the undistributed earnings is not practicable. In addition, no provision or benefit for U.S. income taxes has been made on foreign currency translation adjustments.

Undistributed earnings of the Company's investment in SSS amounted to approximately $7,582 at December 31, 2004. Upon distribution of those earnings in the form of dividends or otherwise, the Company expects to have foreign tax credits available to offset any federal income tax liability. Accordingly, the Company has not recorded a deferred tax liability at December 31, 2004.

The tax effects of temporary differences of assets and liabilities between income and financial reporting are as follows:

	December 31,	
	2004	2003
Deferred tax assets:		
Net operating loss carry forwards	$ 1,884	$ 1,898
Write-off of investment	250	250
Accrued vacation	719	553
Allowance for doubtful accounts	406	231
Stock compensation expense	1,187	1,383
Other	97	245
	4,543	4,560
Deferred tax liabilities:		
Depreciation	(509)	(33)
	4,034	4,527
Valuation allowance	(2,290)	(2,333)
Net deferred tax asset	$ 1,744	$ 2,194

At December 31, 2004, the Company has foreign net operating loss carry forwards of approximately $7,251 which may be carried forward indefinitely. These operating loss carry forwards are subject to audit by the various taxing authorities.

The Company established a valuation allowance at December 31, 2003 and 2004, due to uncertainty regarding the realization of certain deferred tax assets, principally the net operating loss carry forwards in foreign countries and the investment write-off because the Company does not have an established history of profitability in the respective foreign tax jurisdictions and does not have an established history of generating capital gains in the United States. The reduction in the valuation allowance in 2003, was due principally to the utilization in full of net operating loss carry forwards in the United States.

note 8. Lease Commitments

The Company leases various facilities and computer equipment under noncancelable operating leases. Total rent expense during the year ended December 31, 2004, 2003 and 2002, was $2,936, $1,678 and $1,473, respectively.

Future minimum payments under non cancelable operating leases with terms in excess of one year are $3,126 in 2005, $2,625 in 2006, $1,117 in 2007, $466 in 2008, $485 in 2009 and $5,220 thereafter.

note 9. Benefit Plans

Kanbay Incorporated, a wholly-owned subsidiary of the Company, sponsors a defined-contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan covers all eligible employees of Kanbay Incorporated. Any subsidiary or affiliate, as defined in the plan document, of Kanbay Incorporated may also adopt the plan with the Company's consent. Participants in the plan may contribute up to 15% of their before-tax earnings to the plan. In addition, Kanbay Incorporated matched 40% of employee contributions up to 6% of the employee's annual salary during 2004, 2003 and 2002. The Company's expense related to the plan was $454, $296 and $268 during the year ended December 31, 2004, 2003 and 2002, respectively.

KSIL has an employee benefit plan that covers substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute up to 12% of their base compensation, which is matched by an equal contribution by the company and deposited with the Regional Provident Fund Commissioner. The expense recognized was $1,173, $695 and $434 for the years ended December 31, 2004, 2003 and 2002, respectively.

KSIL has a statutory gratuity plan that is a statutory post-employment benefit plan. The expense recognized was $165, $146 and $119 for the years ended December 31, 2004, 2003, and 2002, respectively, based on the actuarial valuations.

note 10. Stockholders' Equity

On June 15, 2004, the Company effectuated the recapitalization of its capital structure. The recapitalization consisted of (a) the voluntary conversion of all outstanding shares of the Company's Series A-1 and A-2 Preferred Stock into shares of the Company's Class A Common Stock; (b) the reclassification of all of its then outstanding shares of Class A Common Stock into a newly-reclassified and redesignated class of Common Stock; (c) the authorization of a new class of preferred stock; and (d) a 1.8627 for 1 stock split of the Company's Common Stock.

As indicated in Note 1, all references in the financial statements to Common Stock including number of shares authorized and outstanding, price per share, per share amounts and stock option plan data have been restated to reflect the split.

On July 27, 2004, the Company completed the initial public offering of shares of its common stock. In connection with our initial public offering, the Company issued and sold 5,362,500 shares of its common stock at an offering price of $13.00 per share. After deducting underwriting discounts, commissions and estimated offering-related expenses, the initial public offering resulted in net proceeds to the Company of approximately $60 million.

On December 13, 2004, the Company completed a registered public offering of shares of its common stock. In connection with this offering, certain of our stockholders sold an aggregate of 5,000,000 shares of common stock at a public offering price of $26.50 per share. On December 28, 2004, certain of these selling stockholders sold an additional 750,000 shares of common stock at the public offering price of $26.50 per share upon the exercise of the underwriters' over-allotment option. The Company did not receive any proceeds from this registered public offering.

Holders of Series A-1 and Series A-2 Preferred Stock (collectively, the Preferred Stock) were entitled to receive a cash dividend of $.0005 per share per day. Each share of Series A-1 Preferred Stock was convertible at the option of the holder at any time into 1.8627 shares of common stock. Each share of Series A-2 Preferred Stock was convertible at the option of the holder at any time into 1.8627 shares of common stock. As described above, on June 15, 2004, all outstanding shares of Series A-1 and Series A-2 Preferred Stock were converted into common stock. Upon liquidation, holders of Preferred Stock were entitled to receive, prior to any distributions with respect to common stock, an amount equal to the greater of $3.00 per share plus any accrued but unpaid dividends or the amount to which each share of Preferred Stock would otherwise be entitled if such share were converted into common stock immediately prior to such liquidation. As of December 31, 2003, cumulative Preferred Stock dividends in arrears were $3,258 ($0.9774 per share of Preferred Stock). Upon the recapitalization and initial public offering of the Company's common stock the dividends in arrears were foregone.

Holders of common stock are entitled to one vote for each share held. Holders of Preferred Stock were entitled to the number of votes, which the holder would cast if all shares of Preferred Stock were converted into common stock.

At December 31, 2004, the Company had the following warrants outstanding: (1) warrants to purchase 223,524 shares of common stock at an exercise price of $3.36 per share which expire in October 2009; and (2) warrants to purchase 372,540 shares of common stock at an exercise price of $7.64 per share which expire in September 2010.

An aggregate of 8,893,610 shares of common stock are reserved for: (1) the exercise of warrants (705,227 shares); and (2) the exercise of stock options (8,188,383).

In connection with certain agreements related to investments in the Company by Global Perspectives Limited, Overseas Asia Limited and Safeguard Scientifics, Inc., at December 31, 2002, the Company had 795,985 shares of common stock and 427,329 shares of Series A-2 Preferred Stock subject to repurchase at the option of the respective stockholders. These stockholders had the option to require the Company to repurchase these shares at a price determined pursuant to a formula specified in the agreements, which was based on a multiple of revenues. The fair value of this obligation was reflected outside of stockholders' equity in the balance sheet at December 31, 2002. At December 31, 2003, 198,995 shares of common stock were required to be redeemed by the Company and the repurchase obligation with respect to all remaining common stock and Series A-2 Preferred Stock expired. The Company completed the redemption of the 198,995 shares of common stock in January 2004.

note 11. **Stock Option Plan**

Options may be granted to employees, outside directors, and consultants under a stock option plan with varying agreements based on the provisions of the plan at the time of grant. Generally, outstanding options vest over periods not exceeding four years and expire either ten years after the date of grant or five years after vesting depending on the agreement. In the event of a termination of employment (other than a result of death or disability), the vested portion of an Employee's options is forfeited either 60 or 90 days after such termination depending on the agreement and the unvested portion is immediately forfeited. In the event of a termination of employment as a result of death or disability, the unvested portion of an Employee's option vests upon such event and the option is forfeited 1 year after such termination. In any case, the plan administrator may authorize a change to such forfeiture provisions.

A summary of stock option activity is as follows:

	Shares Available for Grant	Options Outstanding	Price Per Share	Weighted-Average Exercise Price
December 31, 2001	1,618,948	5,184,220	$0.90 - 3.46	$ 1.57
Options granted	(470,331)	470,331	3.46	3.46
Options canceled	511,497	(511,497)	0.90 - 3.46	1.46
December 31, 2002	1,660,114	5,143,054	0.90 - 3.46	1.71
Options granted	(251,464)	251,464	3.46 - 4.07	3.59
Options exercised		(440,066)	0.90 - 1.45	1.27
Options canceled	332,538	(332,538)	0.90 - 3.46	1.45
December 31, 2003	1,741,188	4,621,914	0.90 - 4.07	1.88
Additional shares authorized	4,077,362			
Options granted	(4,224,498)	4,224,498	13.00 - 27.54	13.06
Options exercised		(589,102)	0.90 - 1.61	1.25
Options canceled	68,927	(68,927)	1.45 - 13.00	9.25
December 31, 2004	1,662,979	8,188,383	$0.90 - $27.54	$ 7.65

The following table summarizes information about options outstanding at December 31, 2004:

Number Outstanding	Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable
505,951	4.3 years	$ 0.90	505,951
1,662,065	4.7 years	1.45	1,662,065
663,627	5.9 years	1.69	529,491
1,123,209	7.2 years	3.46	574,403
55,882	8.7 years	4.07	13,970
4,150,649	7.0 years	13.00	82,614
27,000	7.2 years	23.01	—
8,188,383			3,368,494

note 12. Segment Information and Significant Customers

The Company operates in one line of business—providing information management consulting services. The Company earns a significant portion of its revenues from a limited number of customers. During the years ended December 31, 2004, 2003 and 2002, its largest customer accounted for 55.6%, 53.2% and 47.4% of net revenues and its second largest customer accounted for 10.3%, 13.0% and 13.5% of net revenues. Both of these customers are stockholders of the Company. The Company's five largest customers accounted for 80.4%, 80.7% and 74.7% of net revenues for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, the two largest customers collectively accounted for 42.2% and 58.5% of accounts receivable, respectively.

note 13. Foreign Forward Exchange Contracts

During 2002, the Company entered into several foreign exchange forward contracts to reduce its exposure with respect to certain future commitments and anticipated cash flows in Australia. The Company elected not to use hedge accounting. At December 31, 2002, the Company had contracts outstanding for the purchase of AUS $986 for $547 through March 2003. As of December 31, 2002, the fair market value of these contracts totaled AUS $969, and in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company recorded a charge to operations in 2002 of $10.

During 2003, the Company discontinued using foreign exchange forward contracts in Australia and has no contracts outstanding at December 31, 2004 and 2003.

note 14. Geographic Information

The Company operates in various foreign countries. Net revenues and total assets in these various countries are as follows:

	Year ended December 31, 2004		
	Net Revenues	Intercompany Elimination	Consolidated Net Revenues
Australia	$ 11,797	$ —	11,797
Hong Kong	1,209	—	1,209
India	58,674	(58,657)	17
Japan	448	—	448
Singapore	4,987	—	4,987
United Kingdom	7,897	—	7,897
United States	156,251	—	156,251
	$241,263	$(58,657)	$182,606

	Year ended December 31, 2003		
	Net Revenues	Intercompany Elimination	Consolidated Net Revenues
Australia	$ 10,583	$ —	$ 10,583
Hong Kong	1,267	—	1,267
India	28,342	(28,284)	58
Japan	742	—	742
Singapore	1,939	—	1,939
United Kingdom	4,310	—	4,310
United States	88,254	—	88,254
	$135,437	$(28,284)	$107,153

	Year ended December 31, 2002		
	Net Revenues	Intercompany Elimination	Consolidated Net Revenues
Australia	$11,662	$ —	$11,662
Hong Kong	1,735	—	1,735
India	17,083	(17,083)	—
Japan	589	—	589
Singapore	981	—	981
United Kingdom	2,279	—	2,279
United States	65,343	—	65,343
	$99,672	$(17,083)	$82,589

	December 31,	
	2004	2003
Total assets:		
Australia	$ 4,328	$ 3,397
Canada	91	34
Hong Kong	305	583
India	22,534	12,037
Japan	269	432
Singapore	3,622	990
United Kingdom	4,262	1,777
United States	144,755	49,109
	$180,166	$68,359

	December 31,	
	2004	2003
Net long-lived assets:		
Australia	$ 328	$ 243
Canada	1	2
Hong Kong	36	24
India	16,707	8,459
Japan	22	34
Singapore	53	11
United Kingdom	5	2
United States	53,917	24,725
	$71,069	$33,500

note 15. Subsequent Events

On March 3, 2005, the Company acquired Accurum, Inc. an IT services provider to the capital markets industry. Accurum provides application development, enterprise application integration, web services, data warehousing and quality assurance and testing within the front and middle office of capital markets firms, including sales and trading, risk management and research. Accurum has 169 employees worldwide, located in offices in New York and New Jersey, and a solution center in Chennai, India. The purchase price consists of a $5 million closing payment, subject to certain adjustments, plus contingent payments of up to $7 million, payable upon the achievement of certain performance targets. Accurum will continue to operate under its own name as a wholly-owned subsidiary of ours.

note 16. Quarterly Financial Information (Unaudited)

The following table represents unaudited statement of operations data for our most recent eight fiscal quarters. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this report. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003
Net revenues	$50,878	$49,973	$44,750	$37,005	$31,729	$27,411	$25,898	$22,115
Gross profit	$24,065	$23,561	$20,601	$18,240	$14,471	$12,487	$11,551	$ 9,969
Net income	$ 8,037	$ 7,558	$ 6,430	$ 5,329	$ 4,684	$ 2,718	$ 2,203	$ 1,834
Income per share of common stock:								
Basic	$ 0.25	$ 0.24	$ 0.29	$ 0.25	$ 0.49	$ 0.10	$ 0.07	$ 0.02
Diluted	$ 0.21	$ 0.22	$ 0.21	$ 0.18	$ 0.36	$ 0.07	$ 0.05	$ 0.02

Certification of Chief Executive Officer of Kanbay International, Inc. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Raymond J. Spencer, certify that:

1. I have reviewed this annual report on Form 10-K of Kanbay International, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) intentionally omitted;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2005

/s/ RAYMOND J. SPENCER

Raymond J. Spencer
Chief Executive Officer

Certification of Chief Financial Officer of Kanbay International, Inc. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, William F. Weissman, certify that:

1. I have reviewed this annual report on Form 10-K of Kanbay International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) intentionally omitted;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2005

/s/ WILLIAM F. WEISSMAN

William F. Weissman
Chief Financial Officer

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Raymond J. Spencer, Chief Executive Officer of Kanbay International, Inc. (the "Company"), hereby certify, that:

(1) The Company's annual report on Form 10-K for the period ended December 31, 2004 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ RAYMOND J. SPENCER

Raymond J. Spencer
Chief Executive Officer

March 30, 2005

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, William F. Weissman, Chief Financial Officer of Kanbay International, Inc. (the "Company"), hereby certify, that:

(1) The Company's annual report on Form 10-K for the period ended December 31, 2004 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ WILLIAM F. WEISSMAN

William F. Weissman
Chief Financial Officer

March 30, 2005

company information

Corporate Headquarters
Kanbay International, Inc.
6400 Shafer Court
Rosemont, Illinois 60018 (USA)
Phone: +1 847 384 6100
www.kanbay.com

Investor Contacts
(Internal and External)
Kanbay International, Inc.
6400 Shafer Court
Rosemont, Illinois 60018 (USA)
Toll Free Hotline: +1 877 IR7 KBAY
(+1 877 447 5229)
Phone: +1 847 384 8850
Atul Phull, Investor Relations & Finance
ir@kanbay.com

Exchange Listing and Symbol
The Company's common stock is listed on the NASDAQ National Market under the Ticker Symbol "KBAY"

Independent Public Accounting Firm
Ernst & Young LLP
Chicago, Illinois

Legal Counsel
Winston & Strawn LLP
Chicago, Illinois

Transfer Agent/Registrar
American Stock Transfer & Trust Company
Stockholders of record with questions about lost certificates, notification of change of address or other administrative matters should contact:
American Stock Transfer & Trust Company
Shareholders Services
59 Maiden Lane
New York, NY 10038
Tel: 1-800-937-5449
Email: info@amstock.com

Equal Opportunity
Kanbay International, Inc. is an equal opportunity employer.

Annual Report on Form 10-K
The financial information in this report, in the opinion of management, substantially conforms with information required in the Company's annual report on Form 10-K filed with the Securities & Exchange Commission (SEC), which also contains additional information. Copies of Kanbay's annual report on Form 10-K, other documents filed with the SEC and other financial and statistical information are available through our Web site at www.kanbay.com. The most recent certifications by our principal executive and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. **Shareholders will be mailed a copy of the Form 10-K, upon request, to: (ir@kanbay.com, subject: Stockholder Relations.)**

Annual Meeting
The annual meeting of Kanbay International stockholders will be held on June 14, 2005 in Rosemont, Illinois.

Quarterly Stock Prices and Dividends
Initial public trading of Kanbay's common stock on the NASDAQ National Market commenced on July 22, 2004 at $13.00 per share. For the remainder of the third quarter of 2004, the high and low stock prices for KBAY were $24.13 and $12.70, respectively. For the fourth quarter of 2004, the high and low stock prices for KBAY were $31.87 and $20.15, respectively.

Kanbay has never declared or paid cash dividends on its common stock. The Company currently intends to retain all available funds and any future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Any determination in the future to pay dividends will depend upon the Company's financial condition, capital requirements, operating results and other factors deemed relevant by Kanbay's Board of Directors, including any contractual or statutory restrictions on the Company's ability to pay dividends.



KANBAY®

PEOPLE & TECHNOLOGY: POWERING TRANSFORMATION.SM

Corporate Headquarters
Kanbay International, Inc. | 6400 Shafer Court | Rosemont, Illinois 60018 (USA)
Phone: +1 847 384 6100

www.kanbay.com